**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **December 18, 2009**

# FINANCIAL FEDERAL CORPORATION
(Exact name of registrant as specified in its charter)

| **Nevada** | **001-14237** | **88-0244792** |
|:---:|:---:|:---:|
| (State of incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

**730 Third Avenue, New York, New York 10017**
(Address of principal executive offices) (Zip Code)

**(212) 599-8000**
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 8.01.  Other Events**

We are filing this Current Report on Form 8-K to revise our consolidated financial statements for the years ended July 31, 2009, 2008 and 2007 included in our Annual Report on Form 10-K for the year ended July 31, 2009 initially filed on September 28, 2009, to reflect the retrospective treatment of the consolidated financial statements for the following accounting standards that became effective for us on August 1, 2009:

> FASB ASC 260-10, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" *(formerly referred to as FSP EITF 03-6-1)* and

> FASB ASC 470-20, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" *(formerly referred to as FSP APB 14-1).*

The retrospective treatment impacts all of the years presented in the consolidated financial statements and Notes 1, 3, 7, 8 and 12 to the consolidated financial statements included in Part II, Item 8 of the 2009 10-K.  We are updating the following information in the 2009 10-K for the retrospective treatment:

> Item 6,   Selected Financial Data, attached as Exhibit 99.1 to this 8-K and incorporated herein by reference;

> Item 7,   Management's Discussion and Analysis of Financial Condition and Results of Operations, attached as Exhibit 99.2 to this 8-K and incorporated herein by reference;

> Item 8,   Financial Statements and Supplementary Data, attached as Exhibit 99.3 to this 8-K and incorporated herein by reference; and

> Item 15, Exhibit 12.1, Computation of Debt-To-Equity Ratio, attached as Exhibit 12.1 to this 8-K and incorporated herein by reference.

All other information in the 2009 10-K remains unchanged, and this 8-K does not update it for events or developments since we filed the 2009 10-K.  Please refer to our subsequent reports filed on Form 10-Q and Form 8-K for events and developments since we filed the 2009 10-K.

The FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities", in June 2008.  Securities participating in dividends with common stock according to a formula are participating securities.  This FSP determined unvested shares of restricted stock and stock units with nonforfeitable dividend rights meet the definition of participating securities.  Participating securities require the "two-class" method to calculate earnings per common share.  This method lowers earnings per common share.  We had 1,273,000 unvested shares of restricted stock and stock units with nonforfeitable rights to dividends at July 31, 2009.  Therefore, applying this FSP reduced diluted earnings per common share by $0.06, $0.08 and $0.06 in fiscal 2009, 2008 and 2007, respectively and reduced basic earnings per common share by $0.09, $0.10 and $0.08 in fiscal 2009, 2008 and 2007, respectively.  This FSP did not affect net income.

The FASB issued FSP APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlements)", in May 2008.  This FSP requires a portion of this type of convertible debt to be recorded as equity and interest expense to be recorded on the debt portion at a rate that would have been charged on non-convertible debt with the same terms.  This FSP applied to our 2.0% convertible debentures retrospectively for the period they were outstanding from April 2004 through April 2009 but will not affect our consolidated financial statements for periods after April 30, 2009 because we repaid the convertible debentures in April 2009.

We determined we would have been charged 4.2% on five-year non-convertible term debt when we issued the convertible debentures in April 2004.  Based on this rate, $17,200,000 of the debentures net of $400,000 of deferred debt issuance costs, and after $5,800,000 of deferred income taxes, was recorded as additional paid-in capital increasing equity by $11,000,000, and has been amortized as a debt discount and recorded as additional interest expense over the period from April 2004 to April 2009 (when we repaid the debentures) using the interest method.  The unamortized debt discount was $9,800,000 at August 1, 2006 (the beginning of the earliest fiscal period presented).  Applying this FSP increased interest expense by $2,350,000, $3,600,000 and $3,400,000 in fiscal 2009, 2008 and 2007 and decreased the fiscal 2009 gain on debt retirement by $250,000.

**Item 9.01.  Financial Statements and Exhibits**

(d)  Exhibits.

The following exhibits are filed herewith:

| | |
|---|---|
| 12.1 | Computation of Debt-To-Equity Ratio |
| 23.1 | Consent of Independent Registered Public Accounting Firm |
| 99.1 | Selected Financial Data |
| 99.2 | Management's Discussion and Analysis of Financial Condition and Results of Operations |
| 99.3 | Financial Statements and Supplementary Data |

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FINANCIAL FEDERAL CORPORATION
(Registrant)


By:   /s/ Steven F. Groth
Senior Vice President and Chief Financial
Officer (Principal Financial Officer)

December 18, 2009
(Date)

# EXHIBIT INDEX

| Exhibit No. | Description of Exhibit |
|---|---|
| 12.1 | Computation of Debt-To-Equity Ratio |
| 23.1 | Consent of Independent Registered Public Accounting Firm |
| 99.1 | Selected Financial Data |
| 99.2 | Management's Discussion and Analysis of Financial Condition and Results of Operations |
| 99.3 | Financial Statements and Supplementary Data |

**Exhibit 12.1**

**SCHEDULE OF COMPUTATION OF DEBT-TO-EQUITY RATIO**
*(Dollars in Thousands)*

| July 31, | 2009 | 2008 |
|---|---|---|
| Debt | $1,052,000 | $1,464,400 |
| Stockholders' equity | $ 452,046 | $ 416,572 |
| Debt-to-equity ratio | 2.3 | 3.5 |

**Exhibit 23.1**

**Consent of Independent Registered Public Accounting Firm**

The Board of Directors
Financial Federal Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-139318 and 333-50962) on Form S-8 of Financial Federal Corporation of our report dated September 22, 2009, except as to notes 1, 3, 7, 8, and 12, which are as of December 18, 2009, with respect to the consolidated balance sheets of Financial Federal Corporation and subsidiaries as of July 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended July 31, 2009, and our report dated September 22, 2009 with respect to the effectiveness of internal control over financial reporting as of July 31, 2009, which reports appear in the current report on Form 8-K of Financial Federal Corporation dated December 18, 2009.

Our report on the consolidated financial statements refers to the retrospective application of Financial Accounting Standards Board (FASB) ASC 470-20 (formerly referred to as Staff Position No. APB 14-1), *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)* and FASB ASC 260-10 (formerly known as Staff Position No. EITF 03-6-1), *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*, which became effective on August 1, 2009.

/s/KPMG LLP

New York, New York
December 18, 2009

**Exhibit 99.1**

## Item 6.   Selected Financial Data

The financial data presented below (dollars in thousands, except per share amounts) should be read with the information in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" attached as Exhibit 99.2 to this 8-K, and our Consolidated Financial Statements and accompanying notes in Item 8, "Financial Statements and Supplementary Data" attached as Exhibit 99.3 to this 8-K.

| Years Ended July 31, | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Finance receivables - net | $1,511,391 | $1,916,023 | $2,104,361 | $1,967,588 | $1,641,854 |
| Total assets | 1,548,114 | 1,942,868 | 2,120,074 | 1,988,144 | 1,661,545 |
| Debt | 1,052,000 | 1,464,400 | 1,654,400 | 1,517,861 | 1,246,600 |
| Stockholders' equity | 452,046 | 416,572 | 391,753 | 396,579 | 350,414 |
| Finance income | 157,488 | 188,402 | 191,254 | 162,475 | 126,643 |
| Interest expense | 53,757 | 79,073 | 88,228 | 70,602 | 46,748 |
| Net interest margin | 103,731 | 109,329 | 103,026 | 91,873 | 79,895 |
| Provision for credit losses | 7,900 | 4,000 | - | - | 1,500 |
| Salaries and other expenses | 29,537 | 27,323 | 24,945 | 23,676 | 21,477 |
| Net income | 41,448 | 47,784 | 47,850 | 41,519 | 34,652 |
| Earnings per common share, diluted | 1.59 | 1.84 | 1.75 | 1.52 | 1.30 |
| Earnings per common share, basic | 1.59 | 1.85 | 1.77 | 1.55 | 1.33 |
| Cash dividends per common share | 0.60 | 0.60 | 0.55 | 0.37 | 0.20 |
| Leverage | 2.33 | 3.52 | 4.22 | 3.83 | 3.56 |
| Available liquidity | $ 579,000 | $ 357,000 | $ 240,300 | $ 201,400 | $ 88,000 |
| Non-performing assets | 87,043 | 46,724 | 21,159 | 14,559 | 25,330 |
| Delinquent receivables | 37,998 | 22,901 | 9,868 | 8,619 | 10,171 |
| Net charge-offs | 7,662 | 3,223 | 108 | 125 | 1,356 |
| Loss ratio | 0.43% | 0.16% | 0.01% | 0.01% | 0.09% |
| Net interest margin | 5.82 | 5.30 | 4.98 | 5.03 | 5.17 |
| Net interest spread | 4.67 | 4.15 | 3.65 | 3.77 | 4.09 |
| Expense ratio | 1.66 | 1.33 | 1.21 | 1.30 | 1.39 |
| Efficiency ratio | 28.50 | 25.00 | 24.20 | 25.80 | 26.90 |
| Return on equity | 9.50 | 11.80 | 12.10 | 11.10 | 10.40 |

**Exhibit 99.2**

**Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations**

**Overview**

Financial Federal Corporation ("FFC") is an independent financial services holding company operating in the United States primarily through one subsidiary.  We do not have any unconsolidated subsidiaries, partnerships or joint ventures.  We also do not have any off-balance sheet assets or liabilities (other than commitments to extend credit), goodwill, other intangible assets or pension obligations, and we are not involved in income tax shelters.  We have two fully consolidated special purpose entities for our on-balance-sheet asset securitization facilities.

We have one line of business.  We lend money under installment sale agreements, secured loans and leases (collectively referred to as "finance receivables") to small and medium sized businesses for their equipment financing needs.  Finance receivable transactions generally range between $50,000 and $1.5 million, have terms between two and five years and require monthly payments.  The average transaction size is approximately $250,000.  We earn revenue solely from interest and other fees and amounts earned on our finance receivables.  We need to borrow most of the money we lend.  Therefore, liquidity (money currently available for us to borrow) is very important.  We borrow from banks and insurance companies and we issue commercial paper to other investors.  Approximately 70% of our finance receivables were funded with debt at July 31, 2009.

Our main areas of focus are (i) asset quality (ii) liquidity (iii) net interest spread (the difference between the rates we earn on our receivables and the rates we incur on our debt) and (iv) interest rate risk.  Changes in the asset quality of our finance receivables can affect our profitability significantly.  Classifying receivables as impaired, incurring write-downs and incurring costs associated with non-performing assets can have an adverse affect on our finance income, provisions for credit losses and operating expenses.  Changes in market interest rates can also affect our profitability significantly because the interest rates on our finance receivables were 92% fixed and 8% floating, and the  interest rates on our debt were 62% fixed and 38% floating at July 31, 2009.  We use various strategies to manage our credit risk and interest rate risk.  These four areas are integral to our long-term profitability and we discuss them in detail in separate sections of this discussion.

Our key operating statistics are net charge-offs, loss ratio, non-performing assets, delinquencies, leverage, available liquidity, receivables growth, return on equity, net interest margin and net interest spread, and expense and efficiency ratios.

*Significant events*

We obtained a new $100.0 million asset securitization facility in April 2009.  The facility provides for committed revolving financing through April 2010.  We also renewed our existing $325.0 million securitization facility for one year in June 2009.  This facility now expires in June 2010.  We discuss these facilities in the Liquidity and Capital Resources section.

We repaid the entire $175.0 million of 2.0% convertible debentures in fiscal 2009.  We repaid $132.7 million at their principal amount in April 2009 because all holders chose to exercise their first five-year put option as we expected and we purchased $42.3 million of the debentures in the open market in the second quarter of fiscal 2009 for $40.6 million.  This resulted in a $1.3 million debt retirement gain (net of $0.3 million of unamortized deferred debt issuance costs and debt discount).

In July 2009, we offered to prepay, for their principal amount, (i) the $25.0 million of seven-year 4.96% term notes maturing in April and June 2010 and (ii) the $250.0 million of five-year 5.00% term notes maturing in May and August 2010.  All holders of the seven-year 4.96% term notes accepted the offer and we repaid the notes in July 2009, and holders of $168.6 million of the five-year 5.00% term notes accepted the offer and we repaid $168.6 million of the notes in August 2009.  There was no gain or loss on these prepayments.  The note holders accepted our offer to prepay these notes at principal even though they were entitled to a prepayment premium.

We decided to prepay these term notes because (i) their rates were significantly higher than the rates on borrowings available under our unused bank credit and asset securitization facilities (ii) they had short maturities of nine and twelve months and (iii) we had over $580.0 million of available liquidity.  Based on this liquidity level, our outlook for the economy and the level of receivables originations expected for fiscal 2010, and the relatively small amount of credit facilities expiring in fiscal 2010, we determined we did not need this debt.  We financed the prepayment with borrowings under our committed bank credit facilities.  The interest rates on these bank borrowings were 425 bps (4.25%) lower than the rates on the term notes.

It is still difficult and expensive for finance companies to obtain or renew financing because of the crisis in credit markets that began approximately two years ago, although conditions appear to be improving.  Most banks and other lenders, including all of our funding sources, are lending selectively and are charging much higher credit spreads.  Credit spread is the percentage amount lenders charge above a base market interest rate.  Our cost of debt will increase considerably as we obtain or renew financing if credit spreads persist at these levels.  The credit spread on our new and renewed asset securitization facilities are higher than the credit spread we were previously charged.

The U.S. government has taken unprecedented, drastic steps to support credit markets and improve the flow of capital.  The Federal Reserve has lowered its target Federal Funds Rate ten times since September 2007 to between 0.00% and 0.25%; the lowest level in history.  This includes three decreases totaling 175 basis points in fiscal 2009.  The government has also injected over $1.0 trillion into the financial system through several programs to prevent it from failing and to encourage lending.

Our available liquidity has increased by $339.0 million to $579.0 million at July 31, 2009 from $240.0 million at July 31, 2007 (the approximate start of the credit markets crisis).  The increase resulted from significantly lower receivable originations, our ability to obtain and renew financing and strong operating cash flows.  Our liquidity was $410.4 million after the August 2009 repayment of term notes.  Based on the amount of our available liquidity, the maturity and expiration dates of our debt and credit facilities, and receivable originations and collections continuing at recent levels, we do not anticipate a need for any new financing until the third quarter of fiscal 2011.  We discuss our liquidity and debt in the Liquidity and Capital Resources section.

In addition, our cost of debt has decreased during the crisis because (i) short-term market interest rates decreased significantly (ii) the relatively small amount and timing of expiring credit facilities and maturing debt have limited the impact of higher credit spreads and (iii) we have $455.0 million of low-cost committed bank credit facilities without any restrictions on borrowing the full amount.  Our cost of debt was 4.12% in the fourth quarter of fiscal 2009 compared to 5.59% in the fourth quarter of fiscal 2007 (the quarter before the crisis started).  The repayment of $193.6 million of term notes in July and August 2009 will lower our cost of debt in fiscal 2010, but we otherwise expect our cost of debt to increase because short-term market interest rates are at historic lows and we have been and will be charged higher credit spreads as we renew or obtain financing.  We discuss our cost of debt in the Market Interest Rate Risk and Sensitivity section.

Maintaining conservative leverage and ample liquidity, having multi-year committed bank credit facilities and term debt with staggered maturities, and our approach to managing credit risk on our finance receivables (as discussed in the Finance Receivables and Asset Quality section) have been integral to our success during this difficult period.


**Critical Accounting Policies and Estimates**

Applying accounting principles generally accepted in the United States requires judgment, assumptions and estimates to record the amounts in the Consolidated Financial Statements and accompanying notes.  We describe the significant accounting policies and methods we use to prepare the Consolidated Financial Statements in Note 1.  Accounting policies involving significant judgment, assumptions and estimates are considered critical accounting policies and are discussed below.

*Allowance for Credit Losses*
The allowance for credit losses on finance receivables is our estimate of losses inherent in our finance receivables at the balance sheet date.  The allowance is difficult to determine and requires significant judgment.  The allowance is based on total receivables, net charge-off experience, impaired and delinquent receivables and our current assessment of the risks inherent in our receivables from national and regional economic conditions, industry conditions, concentrations, the financial condition of customers and guarantors, collateral values and other factors.  We may need to change the allowance level significantly if unexpected changes in these conditions or factors occur.  Increases in the allowance would reduce net income through higher provisions for credit losses.  We would need to record a $1.5 million provision for each 0.10% required increase in the allowance.  The allowance was $25.0 million (1.63% of finance receivables) at July 31, 2009 including $1.1 million specifically allocated to impaired receivables.

The allowance includes amounts specifically allocated to impaired receivables and an amount to provide for losses inherent in finance receivables not impaired (the "general allowance").  We evaluate the fair values of impaired receivables and compare them to the carrying amounts.  The carrying amount is the amount receivables are recorded at when we evaluate them and may include prior write-downs or a specific allowance.  If our fair value estimate is lower than the carrying amount, we record a write-down or establish a specific allowance depending on (i) how we determined fair value (ii) how certain we are of our fair value estimate and (iii) the level and type of factors and items other than the primary collateral supporting our fair value estimate, such as guarantees and secondary collateral. We do not have a fixed formula or a pre-determined period of past due status to record write-downs or specific reserves and we do not write-off our entire net investment because our receivables are secured by collateral that retains value, and we do not lend to consumers.

To estimate the general allowance, we analyze historical write-down activity to develop percentage loss ranges by risk profile. Risk profiles are assigned to receivables based on past due status and the customers' industry. We do not use a loan grading system. We then adjust the calculated range of losses for expected recoveries and differences between current and historical loss trends and other factors to arrive at the estimated allowance. We record a provision for credit losses if the recorded allowance differs from our current estimate. The adjusted calculated range of losses may differ from actual losses significantly because we use significant estimates.

*Non-Performing Assets*

We record impaired finance receivables and repossessed equipment (assets received to satisfy receivables) at the lower of their current estimated fair value or their carrying amount. We estimate fair value of these non-performing assets by evaluating the market value and condition of the collateral or assets and the expected cash flows of impaired receivables. We evaluate market value based on recent sales of similar equipment, used equipment publications, our market knowledge and information from equipment vendors. Unexpected adverse changes in or incorrect estimates of expected cash flows, market value or the condition of collateral or assets, or time needed to sell equipment would require us to record a write-down. This would lower net income. Non-performing assets were $87.0 million (5.7% of finance receivables) at July 31, 2009.

*Residual Values*

We record residual values on direct financing leases at the lowest of (i) any stated purchase option (ii) the present value at the end of the initial lease term of rentals due under any renewal options or (iii) our projection of the equipment's fair value at the end of the lease. We may not realize the full amount of recorded residual values because of unexpected adverse changes in or incorrect projections of future equipment values. This would lower net income. Residual values were $31.5 million (2.0% of finance receivables) at July 31, 2009. Historically, we have realized recorded residual values on disposition.

*Income Taxes*

We record a liability for uncertain income tax positions by (i) identifying the uncertain tax positions we take on our income tax returns (ii) determining if these positions would more likely than not be allowed by a taxing authority and (iii) estimating the amount of tax benefit to record if these tax positions pass the more-likely-than-not test. Therefore, we record a liability for tax benefits from positions failing the test and from positions we do not expect to realize all of the tax benefits. Identifying uncertain tax positions, determining if they pass the test and determining the liability to record requires significant judgment because tax laws are complicated and subject to interpretation, and because we have to assess the likely outcome of hypothetical challenges to these positions by taxing authorities. Actual outcomes of challenges to these uncertain tax positions differing from our assessments significantly and taxing authorities examining positions we did not consider uncertain could require us to record additional income tax expense including interest and penalties. This would lower net income. The gross liability recorded for uncertain tax positions was $1.3 million at July 31, 2009 and we do not expect this amount to change significantly in fiscal 2010.

*Stock-Based Compensation*

We record compensation expense only for stock-based awards expected to vest. Therefore, we must estimate expected forfeitures of stock awards. This requires significant judgment and an analysis of historical data. We would need to record more compensation expense for stock awards if expected forfeitures exceed actual forfeitures. Our average expected annual rate of forfeitures on all stock awards was 2.3% at July 31, 2009 resulting in 0.2 million stock awards expected to be forfeited.

**Results of Operations**

Two changes to GAAP requiring retrospective treatment were applied to the fiscal years presented. This means the amounts affected by the new accounting standards are different than reported originally. These changes are not corrections of errors. We discuss the new accounting standards in Note 1 (Summary of Significant Accounting Policies) to the consolidated financial statements. One standard required us to increase the amount of interest expense we originally reported and the other required us to change how we calculated earnings per common share resulting in lower earnings per common share.

**Comparison of Fiscal 2009 to Fiscal 2008**

| | **Years Ended July 31,** | | | |
|---|---|---|---|---|
| *($ in millions, except per share amounts)* | **2009** | **2008** | **$ Change** | **% Change** |
| Finance income | $157.5 | $188.4 | $ (30.9) | (16)% |
| Interest expense | 53.7 | 79.1 | (25.4) | (32) |
| Net finance income before provision | | | | |
| for credit losses | 103.8 | 109.3 | (5.5) | (5) |
| Provision for credit losses | 7.9 | 4.0 | 3.9 | 98 |
| Gain on debt retirement | 1.3 | - | 1.3 | 100 |
| Salaries and other expenses | 29.6 | 27.3 | 2.3 | 8 |
| Provision for income taxes | 26.2 | 30.2 | (4.0) | (13) |
| Net income | 41.4 | 47.8 | (6.4) | (13) |
| Diluted earnings per common share | 1.59 | 1.84 | (0.25) | (14) |
| Basic earnings per common share | 1.59 | 1.85 | (0.26) | (14) |
| Return-on-equity | 9.5% | 11.8% | | |
| Excluding the debt retirement gain: | | | | |
| Net income | $40.6 | $47.8 | $ (7.2) | (15)% |
| Diluted earnings per common share | 1.56 | 1.84 | (0.28) | (15) |
| Basic earnings per common share | 1.56 | 1.85 | (0.29) | (16) |
| Return-on-equity | 9.3% | 11.8% | | |

Net income decreased by 13% to $41.4 million in fiscal 2009 from $47.8 million in fiscal 2008. Without the $0.9 million after-tax debt retirement gain, net income decreased by 15%. Net income without the after-tax debt retirement gain decreased because the effects of the 14% decrease in average receivables and higher non-performing assets exceeded the effects of lower short-term market interest rates.

Finance income decreased by 16% to $157.5 million in fiscal 2009 from $188.4 million in fiscal 2008 because (i) average finance receivables decreased 14% ($280.0 million) to $1.78 billion from $2.06 billion (ii) the yield on finance receivables decreased to 8.84% from 9.14% mostly due to the prime rate averaging 270 basis points (2.70%) lower and, to a lesser extent, (iii) higher impaired receivables.

Interest expense (incurred on debt used to fund finance receivables) decreased by 32% to $53.7 million in fiscal 2009 from $79.1 million in fiscal 2008 because our average debt decreased 19% ($300.0 million) and our cost of debt decreased to 4.17% from 4.99%. Lower short-term market interest rates caused the decrease in our cost of debt because the interest rates on over 40% of our debt were indexed to short-term market interest rates. We discuss this in the Market Interest Rate Risk and Sensitivity section.

Net finance income before provision for credit losses on finance receivables decreased by 5% to $103.8 million in fiscal 2009 from $109.3 million in fiscal 2008. Net interest margin (net finance income before provision for credit losses expressed as a percentage of average finance receivables) increased to 5.82% from 5.30% because of lower short-term market interest rates.

The provision for credit losses on finance receivables was $7.9 million in fiscal 2009 and $4.0 million in fiscal 2008. Net charge-offs (write-downs of finance receivables less recoveries) increased to $7.7 million in fiscal 2009 from $3.2 million in fiscal 2008, and the loss ratio (net charge-offs expressed as a percentage of average finance receivables) increased to 0.43% from 0.16%. Net charge-offs have been increasing because of higher non-performing assets, the recession and declining collateral values. We discuss the allowance and net charge-offs further in the Finance Receivables and Asset Quality section.

Salaries and other expenses increased by 8% to $29.6 million in fiscal 2009 from $27.3 million in fiscal 2008 because of higher non-performing asset costs and, to a lesser extent, because we deferred a lower percentage of salary costs as a result of the decrease in receivables originated. The expense ratio (salaries and other expenses expressed as a percentage of average finance receivables) worsened to 1.66% from 1.33% because expenses increased and receivables decreased. The efficiency ratio (expense ratio expressed as a percentage of net interest margin) worsened to 28.5% from 25.0% because expenses increased and net finance income before provision for credit losses decreased.

The provision for income taxes decreased to $26.2 million in fiscal 2009 from $30.2 million in fiscal 2008 because of the decrease in net income.  Our effective tax rate was 38.7% in fiscal 2009 and 2008.

Diluted earnings per common share decreased by 14% to $1.59 in fiscal 2009 from $1.84 in fiscal 2008 and basic earnings per common share decreased by 14% to $1.59 from $1.85 because of the decrease in net income.  The $0.9 million after-tax debt retirement gain increased diluted and basic earnings per common share by $0.03 in fiscal 2009.  Without this gain, diluted and basic earnings per common share decreased by 15% and 16%, respectively.

The amounts of net income, diluted and basic earnings per common share and return-on-equity excluding the $0.9 million after-tax debt retirement gain are non-GAAP financial measures.  We believe presenting these financial measures is useful to investors because they provide consistency and comparability with our operating results for the prior period and a better understanding of the changes and trends in our operating results.

**Comparison of Fiscal 2008 to Fiscal 2007**

| | Years Ended July 31, | | | |
| --- | --- | --- | --- | --- |
| *($ in millions, except per share amounts)* | **2008** | **2007** | **$ Change** | **% Change** |
| Finance income | $188.4 | $191.2 | $  (2.8) | (1)% |
| Interest expense | 79.1 | 88.2 | (9.1) | (10) |
| Net finance income before provision for credit losses | 109.3 | 103.0 | 6.3 | 6 |
| Provision for credit losses | 4.0 | - | 4.0 | 100 |
| Salaries and other expenses | 27.3 | 24.9 | 2.4 | 10 |
| Provision for income taxes | 30.2 | 30.2 | - | - |
| Net income | 47.8 | 47.9 | (0.1) | - |
| Diluted earnings per common share | 1.84 | 1.75 | 0.09 | 5 |
| Basic earnings per common share | 1.85 | 1.77 | 0.08 | 5 |
| Return-on-equity | 11.8% | 12.1% | | |

Net income was $47.8 million in fiscal 2008 and $47.9 million in fiscal 2007 because the net positive effects of lower short-term market interest rates and the negative effects of higher non-performing assets offset.

Finance income decreased by 1% to $188.4 million in fiscal 2008 from $191.2 million in fiscal 2007 because the net yield on finance receivables declined slightly to 9.14% in fiscal 2008 from 9.25% in fiscal 2007.  The 325 basis point (3.25%) decrease in the prime rate and higher non-accrual receivables caused the decline.  Decreases in the prime rate lower the net yield because 9% of our receivables are indexed to the prime rate.  The change in average receivables was not significant.

Interest expense decreased by 10% to $79.1 million in fiscal 2008 from $88.2 million in fiscal 2007 because our cost of debt declined to 4.99% in fiscal 2008 from 5.60% in fiscal 2007.  Lower short-term market interest rates caused the decline because 50% of our debt was indexed to short-term market interest rates in fiscal 2008.  The change in average debt was not significant.

Net finance income before provision for credit losses on finance receivables increased by 6% to $109.3 million in fiscal 2008 from $103.0 million in fiscal 2007.  Net interest margin increased to 5.30% in fiscal 2008 from 4.98% in fiscal 2007 because of lower short-term market interest rates.

We recorded a $4.0 million provision for credit losses on finance receivables in fiscal 2008.  We did not record a provision in fiscal 2007.  The provision for credit losses is the amount needed to change the allowance for credit losses to our estimate of losses inherent in finance receivables.  Net charge-offs increased to $3.2 million in fiscal 2008 from $108,000 in fiscal 2007, and the loss ratio increased to 0.16% in fiscal 2008 from less than 0.01% in fiscal 2007.  Net charge-offs have been increasing because of higher non-performing assets.

Salaries and other expenses increased by 10% to $27.3 million in fiscal 2008 from $24.9 million in fiscal 2007.  The increase resulted from higher non-performing asset costs and, to a lesser extent, salary increases.  The expense ratio worsened to 1.33% in fiscal 2008 from 1.21% in fiscal 2007 because of the increase in expenses.  The efficiency ratio worsened to 25.0%

in fiscal 2008 from 24.2% in fiscal 2007 because the percentage increase in expenses exceeded the percentage increase in net finance income before provision for credit losses.

The provision for income taxes was $30.2 million in fiscal 2008 and 2007 and our effective tax rate was 38.7% in fiscal 2008 and 2007.

Diluted earnings per common share increased by 5% to $1.84 in fiscal 2008 from $1.75 in fiscal 2007, and basic earnings per common share increased by 5% to $1.85 in fiscal 2008 from $1.77 in fiscal 2007. Diluted and basic earnings per common share increased although net income decreased because we repurchased 2.7 million shares of our common stock in the last six fiscal quarters.

## Finance Receivables and Asset Quality

We discuss trends and characteristics of our finance receivables and our approach to managing credit risk in this section. The key aspect is asset quality. Asset quality statistics measure our underwriting standards, skills and policies and procedures and can indicate the direction of future net charge-offs and non-performing assets.

| *($ in millions)* | **July 31, 2009\*** | **July 31, 2008\*** | **$ Change** | **% Change** |
|---|---|---|---|---|
| Finance receivables | $1,536.4 | $1,940.8 | $(404.4) | (21)% |
| Allowance for credit losses | 25.0 | 24.8 | 0.2 | 1 |
| Non-performing assets | 87.0 | 46.7 | 40.3 | 86 |
| Delinquent finance receivables | 38.0 | 22.9 | 15.1 | 66 |
| Net charge-offs | 7.7 | 3.2 | 4.5 | 138 |
| As a percentage of receivables: | | | | |
| Allowance for credit losses | 1.63% | 1.28% | | |
| Non-performing assets | 5.67 | 2.41 | | |
| Delinquent finance receivables | 2.47 | 1.18 | | |
| Net charge-offs (loss ratio) | 0.43 | 0.16 | | |

*\* as of and for the year ended*

Finance receivables comprise installment sale agreements and secured loans (collectively referred to as loans) and direct financing leases. Loans were 91% ($1.41 billion) of finance receivables and leases were 9% ($131 million) at July 31, 2009. Finance receivables decreased $404.4 million or 21% in fiscal 2009 because of lower originations.

We originated $487.7 million of finance receivables in fiscal 2009 compared to $923.8 million in fiscal 2008. Originations decreased because the recession has reduced equipment financing demand significantly and because we are approving transactions selectively to preserve asset quality. We collected $861.9 million of finance receivables and repossessions in fiscal 2009 compared to $1.08 billion in 2008. Collections decreased because of lower receivables, fewer prepayments and the increase in delinquent receivables.

Our primary focus is the credit quality of our receivables. We manage our credit risk by adhering to disciplined and sound underwriting policies and procedures, by monitoring our receivables closely, by handling non-performing accounts effectively and by managing the size of our receivables portfolio. Our underwriting policies and procedures require a first lien on equipment financed. We focus on financing equipment with a remaining useful life longer than the term financed, historically low levels of technological obsolescence, use in more than one type of business, ease of access and transporting, and broad, established resale markets. Securing our receivables with equipment possessing these characteristics can mitigate potential net charge-offs. We may also obtain additional equipment or other collateral, third-party guarantees, advance payments or hold back a portion of the amount financed. We do not finance or lease aircraft or railcars, computer related equipment, telecommunications equipment or equipment located outside the United States, and we do not lend to consumers.

Our underwriting policies also limit our credit exposure with any customer. The limit was $40.0 million at July 31, 2009. Our ten largest customers accounted for 8.0% ($125.0 million) of total finance receivables at July 31, 2009 compared to 6.4% ($125.0 million) at July 31, 2008.

Our allowance for credit losses was $25.0 million at July 31, 2009 compared to $24.8 million at July 31, 2008, and the allowance level increased to 1.63% of finance receivables from 1.28%. The allowance is our estimate of losses inherent in our finance receivables.  We determine the allowance quarterly based on our analysis of historical losses and the past due status of receivables adjusted for expected recoveries and any differences between current and historical loss trends and other factors.  Our estimates of inherent losses increased during fiscal 2009 because of higher net charge-offs, delinquencies and non-performing assets.

Net charge-offs of finance receivables (write-downs less recoveries) were $7.7 million in fiscal 2009 compared to $3.2 million in fiscal 2008 and the loss ratios were 0.43% and 0.16%.  Net charge-offs have been increasing because the recession is having an adverse impact on our customers' cash flows and collateral values.

The net investments in impaired finance receivables, repossessed equipment (assets received to satisfy receivables), total non-performing assets and delinquent finance receivables (transactions with more than a nominal portion of a contractual payment 60 or more days past due) follow ($ in millions):

| July 31, | 2009 | 2008 |
|---|---|---|
| Impaired receivables * | $64.5 | $33.5 |
| Repossessed equipment | 22.5 | 13.2 |
| Total non-performing assets | $87.0 | $46.7 |
| Delinquent receivables | $38.0 | $22.9 |
| Impaired receivables not delinquent | 60% | 52% |

*before specifically allocated allowance of $1.1 million at July 31, 2009 and $0.9 million
   at July 31, 2008*

We expect the trend of increases in net charge-offs, impaired and delinquent receivables and repossessed equipment to continue because of the recession's worsening impact on our customers.  This could require us to record higher provisions for credit losses.

Our finance receivables contain industry and geographic concentrations of credit risk.  These concentrations result from customers having similar economic characteristics that could cause their ability to repay us to be affected by changes in economic or other conditions similarly.  Our industry concentrations were construction related-44%, road transportation-36% and refuse-13%, and our U.S. regional geographic concentrations were Southwest-30%, Southeast-25%, Northeast-19%, Central-13% and West-13% at July 31, 2009.


**Liquidity and Capital Resources**


We describe our need for raising capital (debt and equity), our need to maintain a substantial amount of liquidity (money currently available for us to borrow), how we manage liquidity and our funding sources in this section.  Key indicators are leverage (the number of times debt exceeds equity), available liquidity, credit ratings and debt maturities.  Our leverage is low for a finance company, we have ample liquidity available, we have been successful in issuing debt and our debt is diversified with maturities staggered over five years.  We are not dependent on any of our funding sources or providers.

Liquidity and access to capital are vital to our operations and growth.  We need continued availability of funds to originate or acquire finance receivables and to repay debt.  To ensure we have enough liquidity, we project our financing needs based on estimated receivables growth and maturing debt, we monitor capital markets closely, we diversify our funding sources and we stagger our debt maturities.

Funding sources usually available to us include operating cash flow, private and public issuances of term debt, committed unsecured revolving bank credit facilities, conduit and term securitizations of finance receivables, secured term financings, dealer placed and direct issued commercial paper and sales of common and preferred equity.  The external funding sources may not be available to us currently or may only be available at unfavorable terms because of credit markets conditions.  However, we have $410.4 million available to borrow under our committed revolving bank and asset securitization facilities (after subtracting commercial paper outstanding) at July 31, 2009 (as adjusted for the $168.6 million August 2009 repayment of term notes).  Therefore, we do not have a current need for additional financing.

Changes in our liquidity for fiscal 2009 and 2008 are summarized below:

| July 31, | 2009 | 2008 |
|---|---|---|
| Liquidity - beginning of year | $357.0 | $240.3 |
| Decrease in receivables (excludes non-cash items) | 374.2 | 158.9 |
| New financing | 100.0 | 100.0 |
| Operating cash flow | 54.0 | 72.8 |
| Debt repaid and expired credit facilities | (291.3) | (179.3) |
| Dividends paid and common stock repurchased | (16.3) | (33.8) |
| Other | 1.4 | (1.9) |
| Liquidity - end of year | 579.0 | 357.0 |
| Debt prepaid in August 2009 | (168.6) | - |
| Liquidity, as adjusted | $410.4 | $357.0 |
| Increase in liquidity, as adjusted | $ 53.4 | $116.7 |

Our term notes are rated 'BBB+' by Fitch Ratings, Inc. ("Fitch", a Nationally Recognized Statistical Ratings Organization) and our commercial paper is rated 'F2' by Fitch. Fitch affirmed these investment grade ratings in March 2009 and maintained its stable outlook. As a condition of our 'F2' credit rating, commercial paper outstanding is limited to the unused amount of our committed bank and securitization credit facilities. Our ability to obtain or renew financing and our credit spreads can be dependent on these investment grade credit ratings.

We obtained all of our debt and credit facilities through our major operating subsidiary except for the convertible debentures (issued by FFC). The subsidiary's debt agreements have restrictive covenants limiting its indebtedness, encumbrances, investments, sales of assets, mergers and other business combinations, capital expenditures, interest coverage, net worth and dividends and other distributions to FFC. The subsidiary has always complied with all debt covenants and restrictions. None of the agreements or facilities has a material adverse change clause and all of our debt is senior.

Our leverage (debt-to-equity ratio) has decreased to 2.3 at July 31, 2009 from 3.5 at July 31, 2008 and from 4.2 at July 31, 2007 because we have remained profitable while contracting during the credit markets crisis and recession. As a result, debt decreased by 28% ($412.4 million) to $1.05 billion from $1.46 billion during fiscal 2009 and stockholders' equity increased by 9% ($35.4 million) to $452.0 million from $416.6 million. Our low leverage level allows for substantial asset growth and equity distributions and repurchases.

Debt comprised the following ($ in millions):

| | July 31, 2009 | | July 31, 2008 | |
|---|---|---|---|---|
| | Amount | Percent | Amount | Percent |
| Term notes | $ 650.0 | 62% | $ 675.0 | 46% |
| Bank borrowings | 197.0 | 19 | 369.0 | 25 |
| Commercial paper | 104.0 | 10 | 79.0 | 5 |
| Asset securitization borrowings - term | 101.0 | 9 | 169.0 | 12 |
| Convertible debentures (net of debt discount of $2.6) | - | - | 172.4 | 12 |
| Total debt | $1,052.0 | 100% | $1,464.4 | 100% |

*Term Notes*

We issued the term notes between fiscal 2005 and 2008. They are five and seven year fixed rate notes with principal due at maturity between May 2010 and April 2014. We prepaid $168.6 million of the term notes in August 2009. Interest is payable semiannually. Maturity information for the notes is in the Contractual Obligations section below.

*Bank Credit Facilities*

We have $455.0 million of committed unsecured revolving credit facilities from ten banks with original terms between two and five years, and $258.0 million was unused and available for us to borrow at July 31, 2009. The facilities range from $15.0 million to $110.0 million. Borrowings under the facilities can mature between 1 and 270 days. We borrow amounts for one day, one week or one month depending on interest rates, and roll the borrowings over when they mature depending on our financing needs and whether we issue or repay other debt. Borrowings outstanding at July 31, 2009 matured in August 2009, were reborrowed and remain outstanding. The facilities expire as follows (in millions):

| Fiscal: | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|
| | $95.0 | $85.0 | $260.0 | $15.0 |

These committed facilities are a low-cost source of funds and support our commercial paper program. We can borrow the full amount under each facility immediately. None of the facilities are for commercial paper back-up only and the facilities do not have usage fees. These facilities might be renewed, extended or increased before they expire. Bank credit facility activity is summarized below ($ in millions):

| Years Ended July 31, | 2009 | | 2008 | |
|---|---|---|---|---|
| | Amount | # of Banks | Amount | # of Banks |
| Total - beginning of year | $480.0 | 10 | $580.0 | 11 |
| Expired not renewed | (25.0) | 1 | (25.0) | 1 |
| Converted into term notes | - | - | (75.0) | 2 |
| Total - end of year | $455.0 | 10 | $480.0 | 10 |
| Renewed at expiration | $ 30.0 | 1 | $ 25.0 | 1 |
| Term extended before expiration | $ 15.0 | 1 | $ 15.0 | 1 |

*Asset Securitization Borrowings*

We have $425.0 million of asset securitization facilities that provide for committed revolving financing during their term and we can convert borrowings into amortizing term debt if the facilities are not renewed. The amortizing term debt would be repaid monthly from collections of securitized receivables and would be repaid substantially within two years. The full amount of the facilities was unused and available for us to borrow at July 31, 2009. Borrowings under these facilities and the amortizing term debt are without recourse.

We converted $200.0 million of revolving asset securitization borrowings into amortizing term debt in fiscal 2008 and are repaying the remaining $101.0 million monthly from collections of securitized receivables. The monthly repayment amounts vary based on the amount of securitized receivables collected and the amount borrowed under our $325.0 million facility, and would increase if we borrow under this facility or convert it into amortizing term debt upon nonrenewal. The term debt would be repaid substantially in two years based on the amount of securitized receivables at July 31, 2009 and not borrowing under this facility.

Finance receivables included $167.0 million of securitized receivables at July 31, 2009 and $410.0 million at July 31, 2008. The amount of receivables we can securitize is limited to 50% of our major operating subsidiary's receivables because of restrictions in its other debt agreements. This limit was $760.0 million at July 31, 2009. Borrowings under these facilities and the amortizing term debt are limited to 90% of securitized receivables classified as eligible. Securitized receivables classified as impaired or with terms outside of defined limits are not eligible.

These facilities would terminate if net charge-offs of securitized receivables or if delinquent receivables exceed certain levels. This would convert borrowings outstanding into amortizing term debt required to be repaid monthly from collections of securitized receivables.

*Commercial Paper*

We issue commercial paper direct and through a $500.0 million dealer program with maturities between 1 and 270 days. The amount of commercial paper we could issue is limited to the lower of $500.0 million and the unused amount of our committed credit facilities ($683.0 million at July 31, 2009).

There is still reduced demand for and higher credit spreads on our commercial paper because of credit market conditions. As a result, our commercial paper was $104.0 million at July 31, 2009 compared to $289.7 million at July 31, 2007.

Information on the combined amounts of bank borrowings and commercial paper follows (in millions):

| Years Ended July 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Maximum outstanding during the year | $446.0 | $630.0 | $393.7 |
| Average outstanding during the year | 366.0 | 469.0 | 329.6 |
| Outstanding at end of year | 301.0 | 448.0 | 339.7 |

*Contractual Obligations*

Our long-term contractual obligations and other information at July 31, 2009 are summarized below ($ in millions):

| | | | | | Payments Due by Fiscal Years | | |
|---|---|---|---|---|---|---|---|
| | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 - 2020 | Total |
| Term notes | $225.0 | $ 185.0 | $ 75.0 | $ 115.0 | $ 50.0 | $ - | $ 650.0 |
| Asset securitization borrowings - term | 58.0 | 43.0 | - | - | - | - | 101.0 |
| Operating leases | 1.4 | 1.6 | 1.1 | 0.6 | 0.5 | 2.1 | 7.3 |
| Total payments | $284.4 | $ 229.6 | $ 76.1 | $ 115.6 | $ 50.5 | $ 2.1 | $ 758.3 |
| Percentage | 38% | 30% | 10% | 15% | 7% | -% | 100% |
| Other debt | $301.0 | $ - | $ - | $ - | $ - | $ - | $ 301.0 |
| Cumulative payments | $585.4 | $ 815.0 | $ 891.1 | $1,006.7 | $1,057.2 | $1,059.3 | |
| Cumulative scheduled collections of finance receivables | $621.4 | $1,065.7 | $1,352.3 | $1,476.8 | $1,519.5 | $1,536.4 | |

The average maturity of our term notes (excluding the $168.6 million of term notes prepaid in August 2009) was 2.5 years at July 31, 2009 and 2008. The term notes and term asset securitization borrowings are discussed in Note 3 to the Consolidated Financial Statements and operating leases in Note 10. Other debt is bank borrowings and commercial paper that we can refinance under our long-term committed bank and asset securitization credit facilities expiring on various dates through fiscal 2013. As shown in the table, cumulative scheduled collections of finance receivables exceed cumulative payments under contractual obligations each year.

*Stockholders' Equity*

We increased the amount authorized under our common stock and convertible debt repurchase program by $58.5 million in fiscal 2009. We also purchased $42.3 million of our convertible debentures under the program for $40.6 million and 37,000 shares of our common stock for $0.8 million, leaving $43.9 million authorized for future repurchases at July 31, 2009. We established the program in fiscal 2007 and it does not have an expiration date. Repurchases are discretionary and contingent upon many conditions.

The amount of equity we can distribute to stockholders is limited, indirectly, because the amount of funds we can obtain from our major operating subsidiary is restricted by its debt agreements. As a result, the amount of stockholders' equity we could distribute at July 31, 2009 was limited to $144.0 million.

We paid $15.5 million and $15.4 million of cash dividends and we received $1.3 million and $6.4 million from stock option exercises in fiscal 2009 and 2008, respectively.

**Market Interest Rate Risk and Sensitivity**

We discuss how changes in market interest rates and credit spreads affect our net interest spread and how we manage interest rate risk in this section. Net interest spread (net yield of finance receivables less cost of debt) is an integral part of a finance company's profitability and is calculated below:

| Years Ended July 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Net yield of finance receivables | 8.84% | 9.14% | 9.25% |
| Cost of debt | 4.17 | 4.99 | 5.60 |
| Net interest spread | 4.67% | 4.15% | 3.65% |

Our net interest spread was 52 basis points (0.52%) higher in fiscal 2009 compared to fiscal 2008 because decreases in market interest rates lowered our cost of debt more than they lowered the net yield on our finance receivables as explained below. Short-term market interest rates have decreased significantly since July 2007 because the Federal Reserve lowered its target Federal Funds Rate more than 500 basis points (5.00%) in response to credit market and economic conditions. Short-term LIBOR rates decreased on average 490 basis points (4.90%) with overnight LIBOR decreasing more than 500 basis points to 0.23% at July 31, 2009. Interest rates on most of our floating rate debt are indexed to short-term LIBOR rates. This is the primary reason our cost of debt decreased in fiscal 2009. Decreases in short-term market interest rates also lowered the net yield because the rates on our floating rate receivables are indexed to the prime rate. The prime rate also decreased by 500 basis points since July 2007. Long-term market interest rates also decreased significantly. Lower long-term market interest rates normally would decrease the cost of new fixed-rate term debt and result in lower yields on finance receivable originations, but these effects have been offset largely by significantly higher credit spreads.

Our net interest spread is sensitive to changes in short and long-term market interest rates (includes LIBOR, rates on U.S. Treasury securities, money-market rates, swap rates and the prime rate). Increases in short-term rates reduce our net interest spread and decreases in short-term rates increase it because our floating rate debt (includes short-term debt) exceeds our floating rate finance receivables by a significant amount. Interest rates on our debt change faster than the yield on our receivables because 38% of our debt is floating rate compared to floating rate receivables of only 8%.

Credit spreads also affect our net interest spread. Changes in credit spreads affect the yield on our receivables when originated and the cost of our debt when issued. Credit spreads have increased significantly since the crisis in credit markets began. Our cost of debt will increase considerably as we obtain or renew financing if credit spreads remain high.

Our net interest spread is also affected when the differences between short-term and long-term rates change. Long-term rates normally exceed short-term rates. When this excess narrows (resulting in a "flattening yield curve") or when short-term rates exceed long-term rates (an "inverted yield curve"), our net interest spread should decrease and when the yield curve widens our net interest spread should increase because the rates we charge our customers are largely determined by long-term market interest rates and rates on our floating rate debt are largely determined by short-term market interest rates. We can mitigate the effects of a flat or inverted yield curve by issuing long-term fixed rate debt.

Our income is subject to the risk of rising short-term market interest rates and changes in the yield curve because floating rate debt exceeded floating rate receivables by $279.8 million at July 31, 2009 as shown in the table below and by $448.4 million as adjusted for the $168.6 million August 2009 repayment of fixed rate term notes. The terms and prepayment experience of fixed rate receivables mitigate this risk. We collect receivables monthly over short periods of two to five years. Fixed rate receivables have an average remaining life excluding prepayments of approximately eighteen months at July 31, 2009 and scheduled collections of $570.0 million (40%) in fiscal 2010. Historically, annual collections have exceeded 50% of average receivables because of prepayment activity. We do not match the maturities of our debt to our receivables.

We monitor our exposure to potential adverse changes in market interest rates by comparing the fixed and floating rate percentages of our receivables and debt and by determining the potential impact adverse changes in market interest rates could have on our net income. We may hedge our exposure to this interest rate risk by entering into derivatives on existing debt or debt we expect to issue, and we may change the proportion of our fixed and floating rate debt. We do not speculate with or trade derivatives. We had no derivatives outstanding in fiscal 2009.

We quantify interest rate risk by calculating the effect on net income of a hypothetical, immediate 100 basis point (1.0%) rise in market interest rates.  This hypothetical change in rates would reduce annual net income by approximately $1.3 million at July 31, 2009 based on the scheduled repricing of floating rate debt, fixed rate debt maturing within one year, the expected effects on the yield of new receivables and including the prepayment of $168.6 million of fixed rate term notes in August 2009.  This amount increases to $2.6 million excluding the effects on the yield of new receivables.  We believe these amounts are acceptable considering the cost of floating rate debt is lower than fixed rate debt.  Actual future changes in market interest rates and their effect on net income may differ from these amounts materially.  Other factors that may accompany an actual immediate 100 basis point rise in market interest rates were not considered in the calculation.  These hypothetical reductions of net income at July 31, 2008 were $1.5 million with the effects on the yield of new receivables and $3.0 million without the effects on the yield of new receivables.  The impact of this hypothetical increase in rates was lower at July 31, 2009 because our floating rate debt decreased by 35% to $402.0 million from $617.0 million at July 31, 2008.

The fixed and floating rate amounts and percentages of our receivables and capital at July 31, 2009 follow ($ in millions):

|  | Fixed Rate | | Floating Rate | | |
| --- | --- | --- | --- | --- | --- |
|  | Amount | Percent | Amount | Percent | Total |
| Finance receivables | $1,414.2 | 92% | $122.2 | 8% | $1,536.4 |
| Debt * | $ 650.0 | 62% | $402.0 | 38% | $1,052.0 |
| Stockholders' equity | 452.0 | 100 | - | - | 452.0 |
| Capital * | $1,102.0 | 73% | $402.0 | 27% | $1,504.0 |

*the percentages of fixed and floating rate debt are 46% and 54%, respectively, after the August 2009 prepayment of $168.6 million of fixed rate term notes, and the percentages of fixed and floating rate capital are 62% and 38%, respectively.*

The fixed and floating rate amounts and percentages of our receivables and capital at July 31, 2008 follow ($ in millions):

|  | Fixed Rate | | Floating Rate | | |
| --- | --- | --- | --- | --- | --- |
|  | Amount | Percent | Amount | Percent | Total |
| Finance receivables | $1,772.0 | 91% | $168.8 | 9% | $1,940.8 |
| Debt | $ 847.4 | 58% | $617.0 | 42% | $1,464.4 |
| Stockholders' equity | 416.6 | 100 | - | - | 416.6 |
| Capital | $1,264.0 | 67% | $617.0 | 33% | $1,881.0 |

Floating rate debt comprises bank borrowings, commercial paper and term asset securitization borrowings, and reprices (interest rates change based on current short-term market interest rates) after July 31, 2009 as follows: $357.0 million (89%) in one month and $45.0 million (11%) in two to three months.  Floating rate receivables only reprice when the prime rate changes.  Repricing frequencies of floating rate debt follow ($ in millions):

|  | Balance | Repricing Frequency |
| --- | --- | --- |
| Bank borrowings | $197.0 | 1 to 30 days |
| Commercial paper | 104.0 | 1 to 90 days (30 day average) |
| Asset securitization borrowings - term | 101.0 | 1 to 30 days |

**New Accounting Standards**

Refer to Note 1 (Summary of Significant Accounting Policies) to the consolidated financial statements.

**Forward-Looking Statements**

Statements in this report containing the words or phrases "expect," "anticipate," "may," "might," "believe," "appears," "intend," "estimate," "could," "should," "would," "will," "if," "outlook," "likely," "unlikely" and other words and phrases expressing our expectations are "forward-looking statements." Actual results could differ from those contained in the forward-looking statements materially because they involve various assumptions and known and unknown risks and uncertainties. Information about risk factors that could cause actual results to differ materially is discussed in Part I, Item 1A Risk Factors and other sections of this report. Risk factors include (i) an economic slowdown (ii) the inability to collect finance receivables and the sufficiency of the allowance for credit losses (iii) the inability to obtain capital or maintain liquidity (iv) rising short-term market interest rates, higher credit spreads, and adverse changes in the yield curve (v) increased competition (vi) the inability to retain key employees and (vii) adverse conditions in the construction and road transportation industries. Forward-looking statements do not guarantee our future performance and apply only as of the date made. We are not required to update or revise them for future or unanticipated events or circumstances.

**Exhibit 99.3**

**Item 8.  Financial Statements and Supplementary Data**


**INDEX TO CONSOLIDATED FINANCIAL STATEMENTS**


Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Financial Federal Corporation:

We have audited the accompanying consolidated balance sheets of Financial Federal Corporation and subsidiaries (the "Company" or "Financial Federal") as of July 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended July 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Financial Federal as of July 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Financial Federal's internal control over financial reporting as of July 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 22, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

As discussed in Note 1 to the consolidated financial statements, the consolidated financial statements have been adjusted for the retrospective application of Financial Accounting Standards Board (FASB) ASC 470-20 (formerly referred to as Staff Position No. APB 14-1), *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Settlement)* and FASB ASC 260-10 (formerly referred to as Staff Position EITF 03-6-1), *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*.


/s/ KPMG LLP


New York, New York
September 22, 2009 except as to notes 1, 3, 7, 8 and 12
 which are as of December 18, 2009

<u>Report of Independent Registered Public Accounting Firm</u>

The Board of Directors and Stockholders
Financial Federal Corporation:


We have audited Financial Federal Corporation and subsidiaries (the "Company" or "Financial Federal") internal control over financial reporting as of July 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control Over Financial Reporting included in the Company's annual report filed on Form 10-K for the year ended July 31, 2009. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Financial Federal as of July 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended July 31, 2009, and our report dated September 22, 2009 expressed an unqualified opinion on those consolidated financial statements.


/s/ KPMG LLP


New York, New York
September 22, 2009

# FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS *

*(In thousands, except par value)*

| July 31, | 2009 | 2008 |
|---|---:|---:|
| **ASSETS** | | |
| Finance receivables | $1,536,398 | $1,940,792 |
| Allowance for credit losses | (25,007) | (24,769) |
| Finance receivables - net | 1,511,391 | 1,916,023 |
| Cash | 8,038 | 8,232 |
| Other assets | 28,685 | 18,613 |
| **TOTAL ASSETS** | $1,548,114 | $1,942,868 |
| **LIABILITIES** | | |
| Debt: | | |
| Long-term ($5,400 at July 31, 2009 and $1,400 at July 31, 2008 owed to related parties) | $ 932,000 | $1,189,000 |
| Short-term | 120,000 | 275,400 |
| Accrued interest, taxes and other liabilities | 20,768 | 34,260 |
| Deferred income taxes | 23,300 | 27,636 |
| Total liabilities | 1,096,068 | 1,526,296 |
| **STOCKHOLDERS' EQUITY** | | |
| Preferred stock - $1 par value, authorized 5,000 shares | - | - |
| Common stock - $.50 par value, authorized 100,000 shares, shares issued and outstanding (net of 1,696 treasury shares): | | |
| 25,889 at July 31, 2009 and 25,673 at July 31, 2008 | 12,945 | 12,836 |
| Additional paid-in capital | 159,501 | 150,490 |
| Retained earnings | 281,604 | 255,726 |
| Accumulated other comprehensive loss | (2,004) | (2,480) |
| Total stockholders' equity | 452,046 | 416,572 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $1,548,114 | $1,942,868 |

\* *Updated for the retrospective application of FASB Staff Position APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlements)" (FASB ASC 470-20). See Note 1.*

*See accompanying notes to consolidated financial statements*

# FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES

## CONSOLIDATED INCOME STATEMENTS *

*(In thousands, except per share amounts)*

| Years Ended July 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Finance income | $157,488 | $188,402 | $191,254 |
| Interest expense | 53,757 | 79,073 | 88,228 |
| Net finance income before provision for credit losses on finance receivables | 103,731 | 109,329 | 103,026 |
| Provision for credit losses on finance receivables | 7,900 | 4,000 | - |
| Net finance income | 95,831 | 105,329 | 103,026 |
| Gain on debt retirement | 1,338 | - | - |
| Salaries and other expenses | (29,537) | (27,323) | (24,945) |
| Income before income taxes | 67,632 | 78,006 | 78,081 |
| Provision for income taxes | 26,184 | 30,222 | 30,231 |
| **NET INCOME** | $ 41,448 | $ 47,784 | $ 47,850 |
| **EARNINGS PER COMMON SHARE:** | | | |
| Diluted | $     1.59 | $     1.84 | $     1.75 |
| Basic | $     1.59 | $     1.85 | $     1.77 |

* *Updated for the retrospective application of FASB Staff Position APB 14-1 and FASB Staff Position EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" (FASB ASC 260-10).  See Note 1.*

*See accompanying notes to consolidated financial statements*

# FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY *

*(In thousands)*

| | Common Stock Shares | Common Stock Amount | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive (Loss) Income | Total |
|---|---|---|---|---|---|---|
| BALANCE - JULY 31, 2006 | 27,216 | $13,608 | $134,091 | $248,328 | $ 552 | $396,579 |
| Net income | - | - | - | 47,850 | - | 47,850 |
| Unrealized gain on cash flow hedge, after $455 of tax | - | - | - | - | 720 | 720 |
| Reclassification of realized gain in net income, after $(134) of tax | - | - | - | - | (212) | (212) |
| Comprehensive income | | | | | | 48,358 |
| Stock repurchased and retired | (2,031) | (1,016) | (10,188) | (43,744) | - | (54,948) |
| Stock plan activity: | | | | | | |
| Shares issued | 584 | 292 | 7,869 | - | - | 8,161 |
| Shares canceled | (9) | (4) | 4 | - | - | - |
| Compensation recognized | - | - | 6,867 | - | - | 6,867 |
| Excess tax benefits | - | - | 1,524 | - | - | 1,524 |
| Common stock cash dividends | - | - | - | (14,788) | - | (14,788) |
| BALANCE - JULY 31, 2007 | 25,760 | 12,880 | 140,167 | 237,646 | 1,060 | 391,753 |
| Net income | - | - | - | 47,784 | - | 47,784 |
| Unrealized loss on cash flow hedge, after $(2,291) of tax | - | - | - | - | (3,624) | (3,624) |
| Reclassification of realized net loss to net income, after $49 of tax | - | - | - | - | 84 | 84 |
| Comprehensive income | | | | | | 44,244 |
| Stock repurchased and retired | (713) | (357) | (3,782) | (14,317) | - | (18,456) |
| Stock plan activity: | | | | | | |
| Shares issued | 626 | 313 | 5,634 | - | - | 5,947 |
| Compensation recognized | - | - | 7,966 | - | - | 7,966 |
| Excess tax benefits | - | - | 505 | - | - | 505 |
| Common stock cash dividends | - | - | - | (15,387) | - | (15,387) |
| BALANCE - JULY 31, 2008 | 25,673 | 12,836 | 150,490 | 255,726 | (2,480) | 416,572 |
| Net income | - | - | - | 41,448 | - | 41,448 |
| Reclassification of realized net loss to net income, after $300 of tax | - | - | - | - | 476 | 476 |
| Comprehensive income | | | | | | 41,924 |
| Stock repurchased and retired | (37) | (18) | (722) | (36) | - | (776) |
| Stock plan activity: | | | | | | |
| Shares issued | 265 | 133 | 1,177 | - | - | 1,310 |
| Shares canceled | (12) | (6) | 6 | - | - | - |
| Compensation recognized | - | - | 8,550 | - | - | 8,550 |
| Common stock cash dividends | - | - | - | (15,534) | - | (15,534) |
| BALANCE – JULY 31, 2009 | 25,889 | $12,945 | $159,501 | $281,604 | $(2,004) | $452,046 |

*  Updated for the retrospective application of FASB Staff Position APB 14-1.  See Note 1.

*See accompanying notes to consolidated financial statements*

# FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS *

*(In thousands)*

| Years Ended July 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ 41,448 | $ 47,784 | $ 47,850 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Amortization of deferred origination costs and fees | 16,601 | 17,733 | 15,951 |
| Provision for credit losses on finance receivables | 7,900 | 4,000 | - |
| Stock-based compensation | 5,142 | 4,839 | 3,992 |
| Amortization of debt discount on convertible debentures | 2,350 | 3,600 | 3,400 |
| Depreciation and amortization | 1,491 | 918 | 437 |
| Deferred income taxes | (4,636) | 1,910 | 4,538 |
| Gain on debt retirement | (1,338) | - | - |
| (Increase) decrease in other assets | (1,502) | 1,294 | 1,976 |
| Decrease in accrued interest, taxes and other liabilities | (13,492) | (8,788) | (116) |
| Excess tax benefits from stock-based awards | - | (505) | (1,524) |
| Net cash provided by operating activities | 53,964 | 72,785 | 76,504 |
| Cash flows from investing activities: | | | |
| Finance receivables originated | (487,685) | (923,809) | (1,208,161) |
| Finance receivables collected and repossessed assets sales proceeds | 861,870 | 1,082,701 | 1,058,312 |
| Net cash provided by (used in) investing activities | 374,185 | 158,892 | (149,849) |
| Cash flows from financing activities: | | | |
| Commercial paper, net increase (decrease) | 25,000 | (210,700) | 170,861 |
| Repayments of convertible debentures | (173,343) | - | - |
| Bank borrowings, net (decrease) increase | (172,000) | 318,950 | (109,672) |
| Repayments of term asset securitization borrowings | (68,000) | (31,000) | - |
| Asset securitization borrowings - revolving, net decrease | - | (225,000) | - |
| Proceeds from term notes | - | 75,000 | 125,000 |
| Repayments of term notes | (25,000) | (123,250) | (56,250) |
| (Payments) proceeds from settlement of interest rate locks | - | (5,915) | 1,175 |
| Proceeds from stock option exercises | 1,265 | 5,902 | 8,116 |
| Common stock issued | 45 | 45 | 45 |
| Common stock cash dividends | (15,534) | (15,387) | (14,788) |
| Common stock repurchased | (776) | (18,456) | (54,948) |
| Excess tax benefits from stock-based awards | - | 505 | 1,524 |
| Net cash (used in) provided by financing activities | (428,343) | (229,306) | 71,063 |
| NET (DECREASE) INCREASE IN CASH | (194) | 2,371 | (2,282) |
| Cash - beginning of year | 8,232 | 5,861 | 8,143 |
| CASH - END OF YEAR | $ 8,038 | $ 8,232 | $ 5,861 |
| Supplemental disclosures of cash flow information: | | | |
| Interest paid | $ 52,786 | $ 76,521 | $ 82,278 |
| Income taxes paid | 32,026 | 27,632 | 21,654 |

*\* Updated for the retrospective application of FASB Staff Position APB 14-1. See Note 1.*

*See accompanying notes to consolidated financial statements*

# FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
*(Dollars in thousands, except per share amounts)*

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Description of Business*

Financial Federal Corporation ("FFC") is a holding company operating primarily through one subsidiary to provide collateralized lending, financing and leasing services nationwide to small and medium sized businesses in the general construction, road and infrastructure construction and repair, road transportation and refuse industries. We lend against, finance and lease a wide range of new and used revenue-producing, essential-use equipment including cranes, earthmovers, personnel lifts, trailers and trucks.

*Basis of Presentation and Principles of Consolidation*

We prepared the accompanying Consolidated Financial Statements according to accounting principles generally accepted in the United States of America (GAAP). We eliminated all significant intercompany accounts and transactions. We do not have reportable operating segments. We have two fully consolidated special purpose entities for our on-balance-sheet asset securitization facilities.

The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification ("ASC") on July 1, 2009. The FASB ASC is a major restructuring of accounting standards and is now the only source of GAAP. It replaced all prior accounting standards previously referred to as FASBs, EITFs, APBs, FSPs, etc. All public companies will be required to refer to appropriate FASB ASC sections instead of the original accounting standards formerly disclosed starting with the first fiscal quarter ending after September 15, 2009. It takes effect for us for the quarter ending October 31, 2009, but we are providing both references below to ease the transition. The FASB ASC does not change GAAP.

The following accounting standards requiring retrospective treatment became effective for us on August 1, 2009; FASB Staff Position ("FSP") APB No. 14-1 "Accounting for Convertible Debt Instruments That May be Settled Upon Conversion (Including Partial Cash Settlement)" *(FASB ASC 470-20)* and FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities", *(FASB ASC 260-10)*. Retrospective treatment means prior year amounts affected by these new accounting standards will be different than reported originally. As a result, we updated the consolidated financial statements and the related notes, from those included in our Annual Report on Form 10-K for the year ended July 31, 2009, to reflect the impact of these new accounting standards. These changes are not corrections of errors. We discuss these new accounting standards in the *New Accounting Standards* section below.

The effects of applying these new accounting standards retrospectively on our consolidated balance sheets and consolidated income statements for the periods presented are shown in the following tables.

## CONSOLIDATED BALANCE SHEET - JULY 31, 2009

|  | As Previously Reported | FSP APB 14-1 Adjustment | As Adjusted |
|---|---|---|---|
| STOCKHOLDERS' EQUITY |  |  |  |
| Additional paid-in capital | $ 148,501 | $ 11,000 | $ 159,501 |
| Retained earnings | 292,604 | (11,000) | 281,604 |

## CONSOLIDATED BALANCE SHEET - JULY 31, 2008

|  | As Previously Reported | FSP APB 14-1 Adjustment | As Adjusted |
|---|---|---|---|
| LIABILITIES |  |  |  |
| Debt - Short-term | $ 278,000 | $ (2,600) | $ 275,400 |
| Deferred income taxes | 26,736 | 900 | 27,636 |
| Total liabilities | 1,527,996 | (1,700) | 1,526,296 |
| STOCKHOLDERS' EQUITY |  |  |  |
| Additional paid-in capital | 139,490 | 11,000 | 150,490 |
| Retained earnings | 265,026 | (9,300) | 255,726 |
| Total stockholders' equity | 414,872 | 1,700 | 416,572 |

## CONSOLIDATED INCOME STATEMENT - FOR THE YEAR ENDED JULY 31, 2009

|  | As Previously Reported | FSP APB 14-1 Adjustment | FSP EITF 03-6-1 Adjustment | As Adjusted |
|---|---|---|---|---|
| Interest expense | $ 51,407 | $ 2,350 | $        - | $ 53,757 |
| Net finance income before provision for credit losses on finance receivables | 106,081 | (2,350) | - | 103,731 |
| Net finance income | 98,181 | (2,350) | - | 95,831 |
| Gain on debt retirement | 1,588 | (250) | - | 1,338 |
| Income before income taxes | 70,232 | (2,600) | - | 67,632 |
| Provision for income taxes | 27,084 | (900) | - | 26,184 |
| Net income | 43,148 | (1,700) | - | 41,448 |
| Diluted earnings per common share | 1.72 | (0.07) | (0.06) | 1.59 |
| Basic earnings per common share | 1.75 | (0.07) | (0.09) | 1.59 |

## CONSOLIDATED INCOME STATEMENT - FOR THE YEAR ENDED JULY 31, 2008

|  | As Previously Reported | FSP APB 14-1 Adjustment | FSP EITF 03-6-1 Adjustment | As Adjusted |
|---|---|---|---|---|
| Interest expense | $ 75,473 | $ 3,600 | $        - | $ 79,073 |
| Net finance income before provision for credit losses on finance receivables | 112,929 | (3,600) | - | 109,329 |
| Net finance income | 108,929 | (3,600) | - | 105,329 |
| Income before income taxes | 81,606 | (3,600) | - | 78,006 |
| Provision for income taxes | 31,522 | (1,300) | - | 30,222 |
| Net income | 50,084 | (2,300) | - | 47,784 |
| Diluted earnings per common share | 2.01 | (0.09) | (0.08) | 1.84 |
| Basic earnings per common share | 2.05 | (0.10) | (0.10) | 1.85 |

## CONSOLIDATED INCOME STATEMENT - FOR THE YEAR ENDED JULY 31, 2007

|  | As Previously Reported | FSP APB 14-1 Adjustment | FSP EITF 03-6-1 Adjustment | As Adjusted |
|---|---|---|---|---|
| Interest expense | $ 84,828 | $ 3,400 | $        - | $ 88,228 |
| Net finance income before provision for credit losses on finance receivables | 106,426 | (3,400) | - | 103,026 |
| Net finance income | 106,426 | (3,400) | - | 103,026 |
| Income before income taxes | 81,481 | (3,400) | - | 78,081 |
| Provision for income taxes | 31,431 | (1,200) | - | 30,231 |
| Net income | 50,050 | (2,200) | - | 47,850 |
| Diluted earnings per common share | 1.90 | (0.09) | (0.06) | 1.75 |
| Basic earnings per common share | 1.94 | (0.09) | (0.08) | 1.77 |

*Use of Estimates*

GAAP requires us to make significant estimates and assumptions to record the amounts reported in the Consolidated Financial Statements and accompanying notes for the allowance for credit losses, non-performing assets, residual values, income taxes and stock-based compensation.  Actual results could differ from these estimates significantly.

*Finance Receivables*

Finance receivables comprise loans and other financings and noncancelable leases.  All leases are accounted for as direct financing leases, where total lease payments, plus any residual values, less the cost of the leased equipment is recorded as unearned finance income.  We record residual values at the lowest of (i) any stated purchase option (ii) the present value at the end of the initial lease term of rentals due under any renewal options or (iii) our projection of the equipment's fair value at the end of the lease.

*Income Recognition*

We recognize interest income earned on finance receivables over the term of receivables using the interest method.  Costs incurred to originate receivables and nonrefundable fees earned on receivables are deferred and recognized in finance income over the term of receivables using the interest method.  We stop recognizing income and net deferred costs when we classify receivables as impaired.  We classify receivables as impaired when we believe collecting all principal and interest due is doubtful.  This typically occurs when (i) a contractual payment is 90 days or more past due (unless we expect this to be temporary) (ii) the customer is subject to a bankruptcy proceeding or (iii) the collateral is being liquidated, and the value of the collateral does not exceed our net investment.  We resume recognizing income and net deferred costs after we believe collecting all amounts contractually due is probable.

*Allowance for Credit Losses*

The allowance for credit losses on finance receivables is our estimate of losses inherent in our receivables.  We record a provision for credit losses on finance receivables to adjust the allowance to the estimated amount.  The allowance is a significant estimate we determine based on total receivables, net charge-off experience, impaired and delinquent receivables and our current assessment of the risks inherent in our receivables from national and regional economic conditions, industry conditions, concentrations, the financial condition of customers and guarantors, collateral values and other factors.  Changes in the allowance level may be necessary based on unexpected changes in these factors.

Impaired finance receivables are written-down to our estimate of their fair value by a charge to (decrease in) the allowance for credit losses.  Write-downs subsequently recovered are credited to (increase) the allowance.  Assets received to satisfy finance receivables (repossessed equipment, included in other assets) are initially written-down to our estimate of fair value by a charge to the allowance for credit losses and any subsequent write-downs and recoveries are recorded in earnings.

We measure fair value of these non-performing assets by using significant other observable inputs; primarily quoted prices in active markets for identical or similar assets adjusted for their condition.  These are Level 2 inputs under the fair value hierarchy of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements", *(FASB ASC 820-10).*

*Derivative Financial Instruments*

Derivative financial instruments are used to manage the exposure to the effects of changes in market interest rates.  Derivatives are recorded at fair value as an asset or liability.  Derivatives can be designated as a fair value or cash flow hedge, or not designated as a hedge.  We do not speculate with or trade derivatives.

For derivatives designated as a fair value hedge, the hedged asset or liability is also recorded at its fair value (to the extent of the change in the fair value due to the hedged risk) and any changes in the fair value of the derivative and the hedged asset or liability from changes in the hedged risk are recorded in earnings.

For derivatives designated as a cash flow hedge, changes in the fair value of the effective portion of the derivative are recorded in accumulated other comprehensive (loss) income within stockholders' equity, net of tax, and reclassified to earnings in the same future periods the hedged transaction impacts earnings.  Any ineffective portion is recorded in earnings immediately.

Derivatives designated as a hedge must be linked to a specific asset, liability, forecast transaction or firm commitment depending on the type of hedge, and the risk management objective and strategy and the method to be used to determine hedge effectiveness and measure ineffectiveness must be documented at the hedging relationship's inception. Changes in the fair value of derivatives not designated as a hedge are recorded in earnings immediately.

*Stock-Based Compensation Expense*

We record the fair value of shares of restricted stock and stock units as compensation expense over the awards' vesting periods using the straight-line method for awards without a performance condition and the graded-vesting method for awards with a performance condition and multiple vesting dates. The fair value of these awards is the market value of our common stock on the date of award.

We record the fair value of options as compensation expense over the options' vesting periods using straight-line or graded-vesting (accelerated) methods. We use the Black-Scholes option-pricing model to calculate fair value. We use the straight-line method to recognize compensation expense for options granted after July 31, 2005 and we used the graded-vesting method for options unvested on August 1, 2005.

We only record compensation expense for stock-based awards expected to vest. Therefore, we estimate how many awards will be forfeited and periodically review our estimates based on actual forfeitures and revise them cumulatively as necessary. We also defer a portion of stock-based compensation considered a cost of originating receivables.

We record tax benefits (reductions of the provision for income taxes) on compensation expense for shares of restricted stock, stock units and non-qualified stock options, and for incentive stock options when employees exercise and subsequently sell the shares within one year. We realize excess tax benefits when the compensation expense for stock-based awards deducted in our income tax returns exceeds the expense recorded in our financial statements, and we incur tax shortfalls when the financial statement expense exceeds the tax deduction. We record excess tax benefits by increasing additional paid-in capital and by reducing income taxes currently payable. We record tax shortfalls by increasing income taxes currently payable and by (i) reducing additional paid-in capital for the amount of the shortfall exceeded by any net excess tax benefits recorded previously and (ii) increasing the provision for income taxes for the amount of the shortfall exceeding net excess tax benefits recorded previously.

*Earnings Per Common Share*

Basic earnings per common share equals net income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share equals net income available to common stockholders divided by the weighted-average number of common shares plus potential common shares from the assumed conversion of dilutive securities. Dilutive securities are unvested shares of restricted stock and stock units not classified as participating securities, and stock options and convertible debt.

*Income Taxes*

We record deferred tax assets and liabilities for the estimated future tax effects of temporary differences between the financial statement and tax return amounts of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation allowance when it is "more likely than not" the assets will not be realized.

We record tax benefits for positions we take on our income tax returns that lower the amount of tax currently due. If we determine a tax position does not pass a more-likely-than-not test of a taxing authority allowing it, we reverse the tax benefits by recording a liability for uncertain tax positions. We also record a liability for the portion of the tax benefits from tax positions passing this test that we may not realize upon a taxing authority's challenge. We also record a liability for any interest and penalties we may incur on uncertain tax positions. The liability we record for uncertain tax positions, including interest and penalties, increases the provision for income taxes. We would reduce this liability and the provision for income taxes when we determine a tax position is no longer uncertain. This would result from an examination by a taxing authority, a change in tax law or the statute of limitations elapsing.

*New Accounting Standards*

SFAS No. 157 and SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115", *(FASB ASC 825-10)* became effective for us on August 1, 2008. SFAS No. 157 defines fair value (replacing all prior definitions) and creates a framework to measure fair value, but did not create any new fair value measurements. SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value at specified election dates and to report unrealized gains and losses on these items in earnings at each subsequent reporting date.  We did not choose to measure any financial instruments or other items at fair value.  The only items we measure at fair value are impaired finance receivables and assets received to satisfy finance receivables (repossessed equipment, included in other assets).  We were required to measure these items at fair value before these FASBs took effect and they did not change how we determine their fair value materially.  Therefore, applying these FASBs did not have a material impact on our consolidated financial statements.

The FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities", in June 2008.  Securities participating in dividends with common stock according to a formula are participating securities.  This FSP determined unvested shares of restricted stock and stock units with nonforfeitable dividend rights meet the definition of participating securities.  Participating securities require the "two-class" method to calculate earnings per common share.  This method lowers earnings per common share.  This FSP takes effect in the first quarter of fiscal years beginning after December 15, 2008 and is applied retrospectively for all periods presented.  We have 1,273,000 unvested shares of restricted stock and stock units with nonforfeitable rights to dividends.  Therefore, applying this FSP reduced diluted earnings per common share by $0.06, $0.08 and $0.06 in fiscal 2009, 2008 and 2007, respectively and reduced basic earnings per common share by $0.09, $0.10 and $0.08 in fiscal 2009, 2008 and 2007, respectively.  This FSP did not affect net income.

The FASB issued FSP APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlements)", in May 2008.  This FSP requires a portion of this type of convertible debt to be recorded as equity and interest expense to be recorded on the debt portion at a rate that would have been charged on non-convertible debt with the same terms.  This FSP takes effect in the first quarter of fiscal years beginning after December 15, 2008 and is applied retrospectively for all periods presented.  This FSP applies to our 2.0% convertible debentures retrospectively but will not affect our consolidated financial statements for periods after April 30, 2009 because we repaid the convertible debentures in April 2009.

We determined we would have been charged 4.2% on five-year non-convertible term debt when we issued the convertible debentures in April 2004.  Based on this rate, $17,200 of the debentures net of $400 of deferred debt issuance costs, and after $5,800 of deferred income taxes, was recorded as additional paid-in capital increasing equity by $11,000, and has been amortized as a debt discount and recorded as additional interest expense over the period from April 2004 to April 2009 (when we repaid the debentures) using the interest method.  The unamortized debt discount was $9,800 at August 1, 2006 (the beginning of the earliest fiscal period presented) and $2,600 at July 31, 2008.

The effective interest rate on the debt portion was 4.70% (includes amortization of deferred debt issuance costs).  Interest expense includes $2,350, $3,600 and $3,400 of amortization of the debt discount in fiscal 2009, 2008 and 2007, respectively, and includes $2,238, $3,500 and $3,500 of contractual interest in fiscal 2009, 2008 and 2007, respectively.  The gain on debt retirement also includes $250 of unamortized debt discount.

The FASB issued SFAS No. 165, "Subsequent Events", *(FASB ASC 855-10)* in May 2009.  SFAS No. 165 establishes accounting and disclosure requirements for subsequent events and requires disclosure of the date subsequent events were evaluated through.  This FASB became effective for us on July 31, 2009 and did not have a material impact on our consolidated financial statements.  We evaluated subsequent events through September 22, 2009; the date we issued the consolidated financial statements.

The FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets", *(FASB ASC 860)* and SFAS No. 167, "Amendments to FASB Interpretation No. (46R)", *(FASB ASC 810-10)* in June 2009.  SFAS No. 166 requires additional disclosures for securitization transactions and changes how special purpose entities are consolidated.  SFAS No. 167 changes how companies determine to consolidate variable interest entities.  These FASBs take effect for fiscal years beginning after November 15, 2009 and will take effect for us on August 1, 2010 (fiscal 2011).  These FASBs should not have a material impact on our consolidated financial statements because we already consolidate our two special purpose entities and we did not have any interests in variable interest entities at July 31, 2009.

## NOTE 2 - FINANCE RECEIVABLES

Finance receivables comprise installment sale agreements and secured loans (including line of credit arrangements), collectively referred to as loans, with fixed or floating interest rates, and direct financing leases as follows:

| July 31, | 2009 | 2008 |
|---|---|---|
| Loans: | | |
|   Fixed rate | $1,283,561 | $1,592,839 |
|   Floating rate (indexed to the prime rate) | 122,234 | 168,793 |
|     Total loans | 1,405,795 | 1,761,632 |
| Direct financing leases | 130,603 | 179,160 |
|       Finance receivables | $1,536,398 | $1,940,792 |

Direct financing leases comprised the following:

| July 31, | 2009 | 2008 |
|---|---|---|
| Minimum lease payments receivable | $120,838 | $163,597 |
| Residual values | 31,459 | 42,275 |
| Unearned finance income | (21,694) | (26,712) |
|     Direct financing leases | $130,603 | $179,160 |

Line of credit arrangements contain off-balance sheet risk and are subject to the same credit policies and procedures as other finance receivables. The unused amount of these commitments was $14,200 at July 31, 2009 and $21,600 at July 31, 2008. The weighted-average interest rate on fixed rate loans was 9.6% at July 31, 2009 and 9.0% at July 31, 2008.

Finance receivables generally require monthly installments of equal or varying amounts over two to five years. Annual contractual maturities at July 31, 2009 follow:

| Fiscal Year Due: | Fixed Rate Loans | Floating Rate Loans | Direct Financing Leases |
|---|---|---|---|
| 2010 | $ 520,600 | $ 52,596 | $ 51,534 |
| 2011 | 374,307 | 34,256 | 35,050 |
| 2012 | 234,156 | 23,933 | 22,623 |
| 2013 | 103,743 | 8,012 | 9,776 |
| 2014 | 34,263 | 3,101 | 1,855 |
| Thereafter | 16,492 | 336 | - |
|     Total | $1,283,561 | $122,234 | $120,838 |

Allowance for credit losses activity is summarized below:

| Years Ended July 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Allowance - beginning of year | $24,769 | $23,992 | $24,100 |
|   Provision | 7,900 | 4,000 | - |
|   Write-downs | (10,321) | (6,010) | (2,778) |
|   Recoveries | 2,659 | 2,787 | 2,670 |
| Allowance - end of year | $25,007 | $24,769 | $23,992 |
| Allowance - end of year as a percentage<br>  of finance receivables | 1.63% | 1.28% | 1.13% |
| Net charge-offs * | $ 7,662 | $ 3,223 | $ 108 |
| Loss ratio ** | 0.43% | 0.16% | 0.01% |

*  write-downs less recoveries

** net charge-offs over average finance receivables

Non-performing assets comprise impaired finance receivables and assets received to satisfy finance receivables as follows:

| July 31, | 2009 | 2008 |
|---|---|---|
| Impaired finance receivables | $64,507 | $33,542 |
| Assets received to satisfy finance receivables | 22,536 | 13,182 |
| Non-performing assets | $87,043 | $46,724 |

The allowance for credit losses included $1,100 at July 31, 2009 and $900 at July 31, 2008 specifically allocated to $11,900 and $9,400 respectively, of impaired finance receivables.  We did not recognize any income in fiscal 2009, 2008 or 2007 on impaired finance receivables before collecting our net investment.  The net investment in impaired loans was $62,600 at July 31, 2009 and $31,200 at July 31, 2008.  The average net investment in impaired loans was $38,100 in fiscal 2009, $28,300 in fiscal 2008 and $13,800 in fiscal 2007.  We repossessed assets to satisfy $62,900, $46,900 and $12,500 of finance receivables in fiscal 2009, 2008 and 2007, respectively.  We recorded $12,500 of impaired finance receivables based on the fair value of the collateral and $7,200 of assets received to satisfy receivables at fair value at July 31, 2009.

We manage our exposure to the credit risk associated with our finance receivables by adhering to disciplined and established underwriting policies and procedures.  Our underwriting policies and procedures require obtaining a first lien on equipment financed.  We focus on financing equipment with a remaining useful life longer than the term financed, historically low levels of technological obsolescence, use in more than one type of business, ease of access and transporting, and broad, established resale markets.  Securing our receivables with equipment having these characteristics can mitigate potential net charge-offs.  We may also obtain additional equipment or other collateral, third-party guarantees, advance payments or hold back a portion of the amount financed.

Our finance receivables reflect industry and geographic concentrations of credit risk.  Concentrations of credit risk result when customers have similar economic characteristics that would cause their ability to meet contractual obligations to be affected by changes in economic or other conditions similarly.  We do not have a significant concentration of credit risk with any customer.  The major concentrations of credit risk, grouped by industry and U.S. geographic region, expressed as percentages of finance receivables, follow:

| July 31, | 2009 | 2008 |
|---|---|---|
| Industry: | | |
| Construction related | 44% | 44% |
| Road transportation | 36 | 38 |
| Refuse | 13 | 12 |
| Other (none more than 3% in 2009 and 2% 2008) | 7 | 6 |

| July 31, | 2009 | 2008 |
|---|---|---|
| Geographic region: | | |
| Southwest | 30% | 30% |
| Southeast | 25 | 26 |
| Northeast | 19 | 17 |
| Central | 13 | 13 |
| West | 13 | 14 |

## NOTE 3 - DEBT

Debt is summarized below:

| July 31, | 2009 | 2008 |
|---|---|---|
| Fixed rate term notes: | | |
|   4.31% - 4.60% due 2013 | $ 75,000 | $ 75,000 |
|   4.96% - 5.00% due 2010 - 2011 | 250,000 | 275,000 |
|   5.45% - 5.57% due 2011 - 2014 | 325,000 | 325,000 |
|     Total fixed rate term notes | 650,000 | 675,000 |
| Asset securitization borrowings - term | 101,000 | 169,000 |
| 2.0% convertible debentures due 2034 (net of debt discount of $2,600) | - | 172,400 |
|     Total term debt | 751,000 | 1,016,400 |
| Bank borrowings | 197,000 | 369,000 |
| Commercial paper | 104,000 | 79,000 |
|     Total debt | $1,052,000 | $1,464,400 |

*Term Notes*

In July 2009, we repaid the $25,000 of seven-year 4.96% term notes maturing in April and June 2010, and in August 2009, we repaid $168,600 of the five-year 5.00% term notes maturing in May and August 2010. There was no gain or loss on these prepayments. In late September 2009, we also repaid $60,000 of the five-year 5.45% term notes maturing in March 2011 also at no gain or loss.

We issued the term notes outstanding at July 31, 2009 between fiscal 2005 and 2008. They are five and seven year fixed rate notes with principal due at maturity between May 2010 and April 2014. Their average maturity was 2.5 years at July 31, 2009 (excluding the notes prepaid in August 2009). Interest is payable semiannually. Prepayments are subject to a premium based on yield maintenance formulas. The average interest rate on the notes was 5.2% at July 31, 2009 (excluding the notes prepaid in August 2009) and 5.2% at July 31, 2008.

We converted $75,000 of bank credit facilities scheduled to expire in February 2008, March 2010 and January 2012 into five-year fixed rate term notes in fiscal 2008. The notes are due at maturity in February 2013 and the average interest rate is 4.43%. We repaid $118,250 of fixed rate term notes swapped to floating rates at maturity in fiscal 2008. The average floating rate on these notes was 5.90%. We also repaid a 6.80% $5,000 term note at maturity in fiscal 2008.

We issued $125,000 of fixed rate term notes in fiscal 2007. The notes comprise $75,000 of five-year, 5.48% notes and $50,000 of seven-year, 5.57% notes due at maturity in April 2012 and 2014. We also converted a $10,000 floating rate term note due in fiscal 2008 to a $15,000 three-year committed unsecured revolving bank credit facility in fiscal 2007.

*Convertible Debentures*

We purchased $42,300 of the debentures in the open market under our common stock and convertible debt repurchase program in November 2008 and January 2009 for $40,643 resulting in a $1,338 debt retirement gain (net of $319 of unamortized deferred debt issuance costs and debt discount). All holders of the remaining $132,700 of debentures exercised their first five-year put option requiring us to repay the debentures at their principal amount in April 2009.

We issued the convertible debentures in fiscal 2004. The debentures had a 2.0% fixed annual interest rate and interest was due semiannually. The debentures were due at maturity in April 2034, but we had the ability to redeem them anytime starting in April 2009 by paying the principal amount in cash and debenture holders had the ability to require us to repurchase them on each five-year anniversary of issuance or when a specified corporate transaction occurred paying the principal amount in cash. Debenture holders also had the ability to convert the debentures before maturity into cash and common stock.

We irrevocably elected (under the debentures' original terms and without modifying them) in fiscal 2005 to pay the value of converted debentures, not exceeding their principal, in cash instead of issuing shares of our common stock. The value of converted debentures equaled the number of convertible shares multiplied by the market value of our common stock. We would have only issued shares if the value of converted debentures exceeded their principal. Shares of common stock needed to pay any value over principal would have equaled the difference between the conversion date closing price of our common stock and the conversion price, divided by the conversion date closing price and multiplied by the number of convertible shares. There were 4,928,000 convertible (but not issuable) shares, the adjusted conversion price was $26.93 per share and the adjusted conversion rate was 37.14 shares for each $1 (one thousand) of principal when we repaid the debentures.

The conversion rate, number of convertible shares and conversion price changed when specified corporate transactions (including dividend payments and stock splits) occurred. The conversion rate and number of convertible shares increased and the conversion price decreased when we declared cash dividends on our common stock. The conversion rate, conversion price and number of convertible shares were 36.35, $27.51 and 6,361,000, respectively at July 31, 2008.

*Asset Securitization Borrowings*

We obtained a new $100,000 asset securitization facility in April 2009 and we renewed our $325,000 asset securitization facility in June 2009. The $100,000 facility expires in April 2010 and the $325,000 facility now expires in June 2010. The facilities provide for committed revolving financing during their one-year term and we can convert borrowings outstanding into amortizing term debt if they are not renewed. The amortizing term debt would be repaid monthly from collections of securitized receivables and would be repaid substantially within two years after being converted. The entire amount of the facilities was unused and available for us to borrow at July 31, 2009.

We converted $200,000 of revolving asset securitization borrowings into amortizing term debt in fiscal 2008. This lowered the amount of the facility expiring in June 2010 to the current amount of $325,000. We are repaying the remaining $101,000 of these term borrowings monthly from collections of securitized receivables. The monthly repayment amounts vary based on the amount of securitized receivables collected and the amount borrowed under the $325,000 facility, and would increase if we borrow under this facility or convert this facility into amortizing term debt upon nonrenewal. The term debt will be repaid substantially in two years based on the amount of securitized receivables at July 31, 2009 and not borrowing under this facility.

We structured the facilities to account for securitization proceeds as secured debt and not as sales of receivables. Therefore, we do not record gains on sales of securitized receivables and the debt and receivables remain on our balance sheet. Borrowings under these facilities and the amortizing term debt are without recourse. Finance receivables included $167,000 of securitized receivables at July 31, 2009 and $410,000 at July 31, 2008. The amount of receivables we can securitize is limited to 50% of our major operating subsidiary's receivables because of restrictions in its other debt agreements. This limit was $760,000 at July 31, 2009. Borrowings under these facilities and the amortizing term debt are limited to 90% of securitized receivables classified as eligible. Securitized receivables classified as impaired or with terms outside of defined limits are not eligible.

These facilities would terminate if net charge-offs of securitized receivables or if delinquent receivables exceed certain levels. This would convert borrowings outstanding into amortizing term debt required to be repaid monthly from collections of securitized receivables.

The average interest rates on borrowings at July 31, 2009 and 2008 were 1.5% and 3.7%, respectively. The average interest rates for the years ended July 31, 2009, 2008 and 2007 were 2.8%, 4.8% and 5.4%, respectively. The interest rates change daily on borrowings under the facilities and change daily and monthly on the term debt.

*Bank Borrowings*

We have $455,000 of committed unsecured revolving credit facilities from ten banks with $95,000 expiring within one year and $360,000 expiring between September 2010 and February 2013, and $258,000 of these facilities was unused and available for us to borrow at July 31, 2009. Borrowings under these facilities can mature between 1 and 270 days and their interest rates are based on domestic money market rates or LIBOR. Borrowings outstanding at July 31, 2009 matured in August 2009, were reborrowed and remain outstanding. We incur a fee on the unused portion of the facilities. We renewed a $30,000 two-year facility for another two years in September 2008, and a $25,000 one-year facility expired in March 2009.

The average interest rates on borrowings at July 31, 2009 and 2008 were 1.0% and 2.7%, respectively. The average interest rates for the years ended July 31, 2009, 2008 and 2007 were 1.5%, 4.1% and 5.7%, respectively.

*Commercial Paper*

We issue commercial paper direct and through a $500,000 dealer program with maturities between 1 and 270 days. We increased the size of our program in fiscal 2007 from $350,000. The amount of commercial paper we can issue is limited to the lower of $500,000 and the unused amount of our committed bank and securitization credit facilities ($683,000 at July 31, 2009). The average maturity of commercial paper was 30 days at July 31, 2009 and 50 days at July 31, 2008.

The average interest rates on commercial paper at July 31, 2009 and 2008 were 2.7% and 2.9%, respectively. The average interest rates for the years ended July 31, 2009, 2008 and 2007 were 3.1%, 4.5% and 5.5%, respectively.

*Other*

We obtained all of our debt and credit facilities through our major operating subsidiary except for the convertible debentures (issued by FFC). The subsidiary's debt agreements have restrictive covenants limiting its indebtedness, encumbrances, investments, sales of assets, mergers and other business combinations, capital expenditures, interest coverage, net worth and dividends and other distributions to FFC. The subsidiary complied with all debt covenants and restrictions at July 31, 2009. None of the agreements or facilities has a material adverse change clause and all of our debt is senior.

Long-term debt comprised the following:

| July 31, | 2009 | 2008 |
|---|---|---|
| Term notes | $425,000 | $ 675,000 |
| Borrowings under bank credit facilities expiring after one year | 197,000 | 369,000 |
| Term notes refinanced in August 2009 with borrowings under bank credit facilities expiring after one year | 163,000 | - |
| Commercial paper supported by long-term asset securitization facilities (July 31, 2009) and by long-term bank credit facilities (July 31, 2008) | 104,000 | 41,000 |
| Asset securitization borrowings - term | 43,000 | 104,000 |
| Total long-term debt | $932,000 | $1,189,000 |

Long-term debt at July 31, 2009 matures or expires as follows:

| Fiscal: | 2011 | 2012 | 2013 | 2014 |
|---|---|---|---|---|
| | $363,000 | $389,000 | $130,000 | $50,000 |

## NOTE 4 - DERIVATIVES

We had no derivatives outstanding at July 31, 2009 and 2008 and we did not enter into any derivatives in fiscal 2009.

When we anticipate issuing fixed rate term debt within six months, we consider entering into interest rate locks to hedge the risk of higher interest payments on the forecast debt from increases in market interest rates before the debt is issued. Interest rate locks generally have a six-month term and can be terminated early. We entered into and terminated the following interest rate locks and designated them as cash flow hedges of the first five years of interest payments on forecast fixed rate term debt.

| Years Ended July 31, | 2008 | 2007 |
|---|---|---|
| Type of rate lock | Treasury locks | Forward starting swaps |
| Notional amount | $75,000 | $150,000 |
| Settlement (payment) proceeds | (5,915) | 1,175 |
| Effective portion | (5,915) | 1,075 |
| Ineffective portion | - | 100 |
| Deferred income tax | (2,291) | 455 |

We determined these locks were highly effective. We recorded the effective amounts in stockholders' equity as accumulated other comprehensive (loss) income net of deferred income tax. We reclassify the after-tax amounts into net income over five years by increasing or reducing interest expense and deferred income tax. We reduced interest expense by the ineffective portion in fiscal 2007. Settlement payments increase interest expense and effectively increase the rate on the hedged debt and settlement proceeds reduce interest expense and the rate on the hedged debt.

We expect to reclassify $476 (net of $300 of deferred income tax) of the $2,004 unrealized net after-tax loss from rate locks in accumulated other comprehensive loss at July 31, 2009 into net income in fiscal 2010.

We also had fixed to floating interest rate swaps with a total notional amount of $143,250 at July 31, 2007. We terminated $25,000 of these swaps early and $118,250 expired when the hedged debt matured in fiscal 2008. The swaps had no value at termination or expiration.

**NOTE 5 - STOCKHOLDERS' EQUITY**

We received 37,000 shares of common stock from employees at an average price of $21.00 per share for the payment of $776 of income tax due on vested shares of restricted stock in fiscal 2009. We repurchased 707,600 shares of our common stock in fiscal 2008 under our repurchase program for $18,345 at a $25.92 average price per share and we received 5,700 shares of common stock from employees at an average price of $19.59 per share for payment of $112 of income tax due on vested shares of restricted stock. We repurchased 2,014,000 shares of our common stock in fiscal 2007 under our repurchase programs for $54,480 at a $27.05 average price per share and we received 17,500 shares of common stock from employees at an average price of $26.70 per share for the payment of $467 of income tax due on vested shares of restricted stock.

We established our common stock and convertible debt repurchase program in fiscal 2007 for an initial amount of $50,000. We increased the program by $58,533 in fiscal 2009 and $43,862 remained authorized for future repurchases at July 31, 2009. The program does not have an expiration date.

We paid quarterly cash dividends on our common stock of $0.60 per share in fiscal 2009 and 2008 and $0.55 per share in fiscal 2007. We declared a quarterly cash dividend of $0.15 per share in September 2009 payable in October 2009. The amount of equity we can distribute to stockholders is limited, indirectly, because the amount of funds we can obtain from our major operating subsidiary is restricted by its debt agreements. As a result, the amount of stockholders' equity we could distribute at July 31, 2009 was limited to $144,000.

**NOTE 6 - STOCK PLANS**

We have two stockholder approved stock plans; the 2006 Stock Incentive Plan (the "2006 Plan") and the Amended and Restated 2001 Management Incentive Plan (the "Amended MIP"). The 2006 Plan authorizes the issuance of 2,500,000 shares of restricted stock, non-qualified or incentive stock options, stock appreciation rights, stock units and common stock to officers, other employees and directors with annual participant limits, and expires in December 2016. Awards may be performance-based. The exercise price of stock options cannot be less than the fair market value of our common stock when granted and their term is limited to ten years. There were 1,679,000 shares available for future grants under the 2006 Plan at July 31, 2009. The Amended MIP authorizes the issuance of 1,000,000 shares of restricted stock, with an annual participant limit of 200,000 shares, and awards of performance-based cash or stock bonuses to our CEO and other selected officers. The Amended MIP expires in December 2011. There were 625,000 shares available for future grants under the Amended MIP at July 31, 2009.

We have a Supplemental Retirement Benefit ("SERP") for our CEO. We awarded 150,000 stock units to our CEO in fiscal 2002 vesting annually in equal amounts over eight years. Subject to forfeiture, our CEO will receive shares of common stock equal to the number of stock units vested when our CEO retires after attaining age 62, and 131,000 units were vested at July 31, 2009.

Restricted stock activity for fiscal 2009 is summarized below (shares in thousands):

|  | Shares | Weighted-Average Grant-Date Fair Value |
|---|---|---|
| Unvested - August 1, 2008 | 1,176 | $26.20 |
| Granted | 205 | 19.14 |
| Vested | (180) | 22.15 |
| Forfeited | (12) | 26.62 |
| Unvested - July 31, 2009 | 1,189 | 25.59 |

Information on shares of restricted stock that vested follows (in thousands, except intrinsic value per share):

| Years Ended July 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Number of shares vested | 180 | 167 | 142 |
| Total intrinsic value * | $3,700 | $3,400 | $3,760 |
| Intrinsic value per share | 20.56 | 20.36 | 26.50 |
| Excess tax benefits (tax shortfall) realized | 10 | (39) | 329 |

*\* shares vested multiplied by the closing prices of our common stock on the dates vested*

In fiscal 2009, we awarded 100,000 shares of performance-based restricted stock to executive officers under the 2006 Plan vesting 25% after two, three, four and five years, and 50,000 shares of performance-based restricted stock to our CEO under the Amended MIP vesting in October 2013. The performance condition for these shares, based on fiscal 2009 diluted earnings per share, was satisfied and all of the shares were earned. We also awarded 55,000 shares of restricted stock to other officers vesting annually in equal amounts over five years.

We awarded 293,000 and 120,000 shares of restricted stock to employees in fiscal 2008 and 2007, respectively. Shares of restricted stock unvested at July 31, 2009 and awarded before fiscal 2009 are scheduled to vest as follows:

- 324,000 shares awarded in fiscal 2002 through fiscal 2008 to executive officers and other employees vest annually in equal amounts over initial periods of three to eight years (seven year average)
- 435,000 shares awarded in fiscal 2006 to executive officers vest when the officer's service terminates, other than upon a non-qualifying termination, after six months (i) after the executive officer attains age 62 or (ii) after August 2026 if earlier (twelve year average) and a portion based on the percentage of the vesting period elapsed would vest upon a qualifying employment termination
- 225,000 shares awarded in fiscal 2008 to executive officers vest in October 2012

Stock unit activity and related information for fiscal 2009 are summarized below (stock units in thousands):

| | Units | Weighted-Average Grant-Date Fair Value |
|---|---|---|
| Outstanding - August 1, 2008 | 207 | $23.71 |
| Granted | 65 | 18.47 |
| Converted into common stock | - | - |
| Outstanding - July 31, 2009 | 272 | 22.46 |
| Vested - July 31, 2009 | 188 | $23.68 |

We awarded 55,000 restricted stock units to executive officers under the 2006 Plan in fiscal 2009 vesting six months after the officer's service terminates after (i) the officer attains age 62 or (ii) August 2026 if earlier (twelve-year average). Unvested units are subject to forfeiture and a portion (based on the percentage of the vesting period elapsed) of the units would vest upon certain qualifying employment terminations. Each unit represents the right to receive one share of common stock.

We awarded 10,000 restricted stock units under the 2006 Plan to non-employee directors in fiscal 2009. These units are subject to forfeiture until they vest in fiscal 2010. We awarded 11,000 restricted stock units to non-employee directors in fiscal 2008 and 19,000 in fiscal 2007. These units were vested at July 31, 2009. Vested units will convert into shares of common stock when the director's service terminates. We issued 2,000 shares of common stock under the 2006 Plan in fiscal 2009, 2,000 shares in fiscal 2008 and 1,500 shares in fiscal 2007 as payment of annual director retainer fees at a director's election. The price of our common stock on the dates we issued these shares was $22.38, $22.08 and $28.73, respectively.

All unvested shares of restricted stock and stock units are subject to forfeiture and would vest immediately upon the sale of the Company or the employee's or director's death or disability, and 538,000 of the shares of restricted stock unvested at July 31, 2009 would also vest upon a qualifying employment termination.

We pay dividends on all unvested shares of restricted stock and make dividend equivalent payments on all stock units. Dividends and dividend equivalents paid are retained and not forfeited regardless of whether the shares of restricted stock or stock units vest. The restricted stock and stock unit agreements also allow employees and directors to pay income tax due by surrendering a portion of the shares or units.

Stock option activity and related information for fiscal 2009 are summarized below (options and intrinsic value in thousands):

| | Options | Weighted-Average Exercise Price | Weighted-Average Remaining Term (years) | Options in the Money | Intrinsic Value * |
|---|---|---|---|---|---|
| Outstanding - August 1, 2008 | 892 | $24.31 | | | |
| Granted | 20 | 19.15 | | | |
| Exercised | (58) | 21.71 | | | |
| Expired unexercised | (94) | 25.01 | | | |
| Forfeited | (27) | 22.81 | | | |
| Outstanding - July 31, 2009 | 733 | 24.35 | 1.6 | 35 | $50 |
| Exercisable - July 31, 2009 | 543 | $24.20 | 1.1 | 20 | $10 |

*\* number of in-the-money options (options with an exercise price below the market price of our common stock) multiplied by the difference between their average exercise price and the $20.28 closing price of our common stock on July 31, 2009*

We granted 20,000, 118,000 and 131,000 non-qualified stock options to employees in fiscal 2009, 2008 and 2007, respectively. Of the 733,000 options outstanding at July 31, 2009, 366,000 were granted after fiscal 2005 with a five-year term vesting 25% after one, two, three and four years, and 367,000 were granted through fiscal 2005 with a six-year term vesting 25% after two, three, four and five years.

Information on stock option exercises follows (in thousands, except intrinsic value per option):

| Years Ended July 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Number of options exercised | 58 | 331 | 463 |
| Total intrinsic value * | $ 160 | $2,490 | $4,950 |
| Intrinsic value per option | 2.75 | 7.50 | 10.70 |
| (Tax shortfall) excess tax benefits realized | (10) | 544 | 1,195 |

*\* options exercised multiplied by the difference between their exercise prices and the closing prices of our common stock on the exercise dates*

The average grant date fair value and exercise price of options granted, and the significant assumptions we used to calculate fair values follow:

| Years Ended July 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Average grant date fair value | $ 4.12 | $ 3.62 | $ 4.75 |
| Average exercise price | 19.15 | 22.67 | 26.96 |
| Average assumptions: | | | |
| Expected life of options (years) | 3.7 | 3.7 | 3.7 |
| Expected volatility | 35.0% | 23.0% | 22.0% |
| Risk-free interest rate | 1.7% | 3.4% | 4.5% |
| Dividend yield | 2.3% | 2.8% | 2.8% |

We based our assumptions for the expected life of options granted on our analysis of historical exercise behavior and the average of their term and number of years to vest. These two methods produced similar results. We based our assumptions for expected volatility on historical stock prices for periods equal to the options' expected life.

Future compensation expense (before deferral) for stock-based awards unvested at July 31, 2009 and expected to vest, and the average expense recognition periods follow:

| | Expense | Weighted-Average Years |
|---|---|---|
| Restricted stock | $15,700 | 5.3 |
| Stock units | 800 | 8.0 |
| Stock options | 600 | 1.8 |
| Total | $17,100 | 5.3 |

Compensation recorded, deferred, included in salaries and other expenses, and tax benefits recorded for stock-based awards follow:

| Years Ended July 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Restricted stock | $7,293 | $6,340 | $5,093 |
| Stock units | 712 | 909 | 684 |
| Stock options | 545 | 717 | 1,090 |
| Total stock-based compensation | 8,550 | 7,966 | 6,867 |
| Stock-based compensation deferred | 3,408 | 3,127 | 2,875 |
| Net stock-based compensation in salaries and other expenses | $5,142 | $4,839 | $3,992 |
| Tax benefits | $1,871 | $1,774 | $1,418 |

Shares of restricted stock, stock units and stock options are the only incentive compensation we provide (other than a cash bonus for the CEO) and we believe these stock-based awards further align employees' and directors' interests with those of our stockholders. We do not have a policy to repurchase shares in the open market and we issue new shares when we award shares of restricted stock or when employees exercise stock options.

## NOTE 7 - EARNINGS PER COMMON SHARE

Earnings per common share ("EPS") was calculated as follows (in thousands, except per share amounts):

| Years Ended July 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Net income | $41,448 | $47,784 | $47,850 |
| Dividends paid on unvested shares of restricted stock and stock units | (739) | (738) | (596) |
| Allocation of net income to holders of restricted stock and stock units | (1,397) | (1,737) | (1,490) |
| Net income available to common stockholders | $39,312 | $45,309 | $45,764 |
| Weighted-average common shares outstanding (used for basic EPS) | 24,655 | 24,454 | 25,813 |
| Effect of dilutive securities: | | | |
| Stock options | 12 | 81 | 259 |
| Shares issuable from convertible debt | - | 44 | 16 |
| Adjusted weighted-average common shares outstanding (used for diluted EPS) | 24,667 | 24,579 | 26,088 |
| Net income per common share: | | | |
| Diluted | $1.59 | $1.84 | $1.75 |
| Basic | $1.59 | $1.85 | $1.77 |
| Antidilutive stock options * | 705 | 605 | 216 |

* *excluded from the calculation because they would have increased diluted EPS*

## NOTE 8 - INCOME TAXES

The provision for income taxes comprised the following:

| Years Ended July 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Currently payable: | | | |
| Federal | $26,433 | $23,976 | $21,977 |
| State | 4,387 | 4,336 | 3,716 |
| Total | 30,820 | 28,312 | 25,693 |
| Deferred | (4,636) | 1,910 | 4,538 |
| Provision for income taxes | $26,184 | $30,222 | $30,231 |

Net excess tax benefits from stock-based awards reduced income taxes currently payable and increased additional paid-in capital by $505 in fiscal 2008 and $1,524 in fiscal 2007.

Income taxes calculated at statutory federal rates are reconciled to the provision for income taxes as follows:

| Years Ended July 31, | 2009 | 2008 | 2007 | |
|---|---|---|---|---|
| Federal at statutory rates | $23,671 | $27,302 | $27,328 | |
| State (after federal benefit) | 2,403 | 2,751 | | 2,654 |
| Nondeductible incentive stock options expense | 44 | 85 | 175 | |
| Other | 66 | 84 | 74 | |
| Provision for income taxes | $26,184 | $30,222 | $30,231 | |

Deferred income taxes comprised the tax effect of the following temporary differences:

| July 31, | 2009 | 2008 |
|---|---|---|
| Deferred tax liabilities: | | |
| Taxable gain on retirement of convertible debentures | $ 18,722 | $       - |
| Leasing transactions | 12,520 | 16,937 |
| Original issue discount on convertible debentures | - | 16,516 |
| Net deferred origination costs and nonrefundable fees | 8,362 | 8,150 |
| Other | 1,226 | 2,131 |
| Total | 40,830 | 43,734 |
| Deferred tax assets: | | |
| Allowance for credit losses | (9,567) | (9,490) |
| Cumulative compensation on unvested shares of restricted stock and unvested stock units | (6,516) | (4,357) |
| Unrealized net loss on cash flow hedges in accumulated other comprehensive loss | (1,263) | (1,563) |
| Other | (184) | (688) |
| Total | (17,530) | (16,098) |
| Deferred income taxes | $ 23,300 | $ 27,636 |

The gross liability recorded for unrecognized tax benefits on uncertain tax positions was $1,340 at July 31, 2009 and $1,175 at July 31, 2008, and includes $390 and $311 of interest and penalties, respectively. The entire liability at July 31, 2009, net of $450 of federal income tax benefits on state income taxes, would lower our effective tax rate if recognized. We do not expect these amounts to change significantly in fiscal 2010. We recognized $79 and $116 of interest and penalties in fiscal 2009 and 2008, respectively. The change in the gross liability is summarized below:

| Years Ended July 31, | 2009 | 2008 |
|---|---|---|
| Balance - beginning of year | $1,175 | $1,163 |
| Increases from prior year tax positions | 140 | 127 |
| Increases from current year tax positions | 70 | 81 |
| Decreases from prior year tax positions | - | (90) |
| Reductions from lapsed statute of limitations | (45) | (106) |
| Balance - end of year | $1,340 | $1,175 |

The IRS audited our fiscal 2005 and 2004 tax returns in fiscal 2007 and our fiscal 1996 and 1995 tax returns in fiscal 1997. These audits resulted in no changes to the tax we reported. We only take uncertain positions on our income tax returns when tax law is unclear and subject to interpretation, and we believe not taking the position would distort our income tax liability unfairly. We have no foreign operations, we are not involved in any questionable tax transactions and we file returns in almost every state with a corporate income tax. We have three open examinations with two states that account for most of the gross liability at July 31, 2009. The IRS can examine our federal tax returns for three years and States can audit our state tax returns for three to five years after we file them.

## NOTE 9 - SALARIES AND OTHER EXPENSES

Salaries and other expenses comprised the following:

| Years Ended July 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Salaries and employee benefits | $16,196 | $15,180 | $14,403 |
| Other expenses | 13,341 | 12,143 | 10,542 |
| Total | $29,537 | $27,323 | $24,945 |

## NOTE 10 - LEASE COMMITMENTS

We rent office space under leases expiring through fiscal 2020. Minimum future annual rentals due under these operating leases at July 31, 2009 are $1,400 in fiscal 2010, $1,600 in fiscal 2011, $1,100 in fiscal 2012, $600 in fiscal 2013, $500 in fiscal 2014 and $2,100 after fiscal 2014. Office rent expense was $1,800 in fiscal 2009, $1,610 in fiscal 2008 and $1,607 in fiscal 2007.

## NOTE 11 - FAIR VALUES OF FINANCIAL INSTRUMENTS

We estimate the fair value of our financial instruments; cash, finance receivables (excluding leases), commitments to extend credit under line of credit arrangements and debt, as described below.

Carrying values of cash, commercial paper, bank borrowings and asset securitization borrowings approximated their fair values based on their short-term maturities and floating interest rates. Fair value of the term notes payable was $637,000 at July 31, 2009 and $652,000 at July 31, 2008, compared to their carrying amounts of $650,000 at July 31, 2009 and $675,000 at July 31, 2008. We calculated fair value based on the notes' cash flows discounted at current market interest rates. Fair value of the $175,000 of 2.0% convertible debentures was $173,700 at July 31, 2008 based on their quoted market price.

It is not practicable for us to estimate the fair value of our finance receivables and commitments to extend credit. These financial instruments were not priced according to any set formulas, were not credit-scored and are not loan-graded. They are not traded on any market and we hold them to maturity. They have relatively short maturities that have been accelerated by significant full and partial prepayment activity. They comprise a large number of transactions with commercial customers in diverse businesses, are secured by liens on various types of equipment and may be guaranteed by third parties and cross-collateralized.  Any difference between the carrying value and fair value of each transaction would be affected by a potential buyer's assessment of the transaction's credit quality, collateral value, guarantees, payment history, yield, term, documents and other legal matters, and other subjective considerations.  Value received in a fair market sale of a receivable would be based on the terms of the sale, our and the buyer's views of economic and industry conditions, our and the buyer's tax considerations and other factors.  We disclose information relevant to estimating the fair value of our receivables in Note 2.

## NOTE 12 - SELECTED QUARTERLY DATA (UNAUDITED)

| | Revenue | Net Income | Earnings per Common Share | |
| --- | --- | --- | --- | --- |
| | | | Diluted | Basic |
| Fiscal 2009, three months ended: | | | | |
| October 31, 2008 | $42,993 | $11,079 | $0.43 | $0.43 |
| January 31, 2009 * | 40,613 | 11,548 | 0.44 | 0.44 |
| April 30, 2009 | 37,587 | 9,955 | 0.38 | 0.38 |
| July 31, 2009 | 36,295 | 8,866 | 0.34 | 0.34 |
| Fiscal 2008, three months ended: | | | | |
| October 31, 2007 | $49,596 | $12,066 | $0.46 | $0.46 |
| January 31, 2008 | 48,708 | 11,984 | 0.47 | 0.47 |
| April 30, 2008 | 46,361 | 12,092 | 0.47 | 0.47 |
| July 31, 2008 | 43,737 | 11,642 | 0.45 | 0.45 |

*net income includes $860 and diluted and basic EPS includes $0.03 from the gain on retirement of debt*

# SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

## FINANCIAL FEDERAL CORPORATION

## PARENT COMPANY BALANCE SHEETS

*(In thousands, except par value)*

| July 31, | 2009 | 2008 |
|---|---|---|
| **ASSETS** | | |
| Investments in and loans to consolidated subsidiaries | $467,488 | $603,827 |
| Cash and other assets | 2,349 | 2,687 |
| Interest receivable from consolidated subsidiaries | 623 | 1,090 |
| **TOTAL ASSETS** | $470,460 | $607,604 |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Deferred income taxes | $ 18,092 | $ 17,012 |
| Other liabilities | 322 | 1,620 |
| 2.0% convertible debentures due 2034 | - | 172,400 |
| Total liabilities | 18,414 | 191,032 |
| Stockholders' equity | 452,046 | 416,572 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $470,460 | $607,604 |

**SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT**

*(continued)*

**FINANCIAL FEDERAL CORPORATION**

**PARENT COMPANY INCOME STATEMENTS**

*(In thousands, except per share amounts)*

| Years Ended July 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Equity in after-tax earnings of consolidated subsidiaries | $39,913 | $46,976 | $44,524 |
| Interest income from loans to consolidated subsidiaries | 10,546 | 13,610 | 17,705 |
| Gain on debt retirement | 1,338 | - | - |
| Salaries and other expenses | (4,287) | (4,292) | (4,192) |
| Interest expense | (5,185) | (8,139) | (8,409) |
| Income before income taxes | 42,325 | 48,155 | 49,628 |
| Provision for income taxes | 877 | 371 | 1,778 |
| **NET INCOME** | $41,448 | $47,784 | $47,850 |

**FINANCIAL FEDERAL CORPORATION**

**PARENT COMPANY STATEMENTS OF CASH FLOWS**

*(In thousands)*

| Years Ended July 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net cash provided by operating activities | $ 4,203 | $ 6,697 | $ 12,916 |
| Cash flows from investing activities: | | | |
| Cash dividend received from consolidated subsidiary | 100,000 | - | - |
| Loans to consolidated subsidiaries, net decrease | 84,125 | 29,414 | 57,996 |
| Net cash provided by investing activities | 184,125 | 29,414 | 57,996 |
| Cash flows from financing activities: | | | |
| Repayments of convertible debentures | (173,343) | - | - |
| Commercial paper, net decrease | - | (8,200) | (9,340) |
| Proceeds from stock option exercises | 1,265 | 5,902 | 8,116 |
| Common stock issued | 45 | 45 | 45 |
| Common stock cash dividends | (15,534) | (15,387) | (14,788) |
| Common stock repurchased | (776) | (18,456) | (54,948) |
| Net cash used in financing activities | (188,343) | (36,096) | (70,915) |
| NET (DECREASE) INCREASE IN CASH | (15) | 15 | (3) |
| Cash - beginning of year | 19 | 4 | 7 |
| CASH - END OF YEAR | $ 4 | $ 19 | $ 4 |